AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 21, 1995

                                                       REGISTRATION NO. 33-58779

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------

                            POLARIS INDUSTRIES INC.
             (Exact name of registrant as specified in its charter)

          MINNESOTA                        3700                        41-1790959
(State or other jurisdiction   (Primary Standard Industrial         (I.R.S. Employer
 of incorporation or            Classification Code Number)        Identification No.)
 organization)

                              -------------------
                             1225 HIGHWAY 169 NORTH
                             MINNEAPOLIS, MN 55441
                                 (612) 542-0500
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               JOHN H. GRUNEWALD
                           EXECUTIVE VICE PRESIDENT,
                     CHIEF FINANCIAL OFFICER AND SECRETARY
                            POLARIS INDUSTRIES INC.
                             1225 HIGHWAY 169 NORTH
                             MINNEAPOLIS, MN 55441
                                 (612) 542-0500
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                              -------------------
                                   COPIES TO:

         ANDRIS A. BALTINS                            GEORGE R. KROUSE, JR.
 KAPLAN, STRANGIS AND KAPLAN, P.A.                 SIMPSON THACHER & BARTLETT
      90 SOUTH SEVENTH STREET                         425 LEXINGTON AVENUE
       MINNEAPOLIS, MN 55402                           NEW YORK, NY 10017
          (612) 375-1138                                 (212) 455-2730

                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
                              -------------------

                        CALCULATION OF REGISTRATION FEE

                                                                     PROPOSED MAXIMUM
                             NUMBER OF SHARES    PROPOSED MAXIMUM       AGGREGATE
   TITLE OF EACH CLASS OF         TO BE           OFFERING PRICE         OFFERING           AMOUNT OF
 SECURITIES TO BE REGISTERED  REGISTERED(1)        PER SHARE(2)          PRICE(2)        REGISTRATION FEE
Common Stock ($.01 par
  value).....................    1,236,852            $46.56           $57,587,829          $19,857.87

(1) Includes 136,852 shares subject to the over-allotment option granted to the Underwriters.

(2) Estimated solely for the purpose of determining the registration fee. Excludes proceeds from contemporaneous sale of 600,000 shares of Common Stock.

                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

PROSPECTUS
                                1,100,000 SHARES
                            POLARIS INDUSTRIES INC.
                                  COMMON STOCK
                              -------------------

     The above shares of common stock, par value $.01 per share ("Common Stock"), of Polaris Industries Inc. ("Polaris" or the "Company") are being sold by certain shareholders of the Company (the "Selling Shareholders") through the Underwriters named herein (the "Offering").



    Contemporaneously with the Offering, 600,000 shares of Common Stock will be sold by one of the Selling Shareholders to Fuji Heavy Industries Ltd. ("Fuji"). Fuji also has agreed to purchase from such Selling Shareholder certain additional shares of Common Stock to the extent that the over-allotment option described below is not fully exercised by the Underwriters in connection with the Offering. Fuji will pay such Selling Shareholder a price per share equal to the lesser of $65 or the Price to Public set forth in the table below. See "Principal and Selling Shareholders" and "Sale of Shares to Fuji." The Company will not receive any proceeds from the sale of shares in the Offering or to Fuji.


    The Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "PII." On June 20, 1995, the last reported sale price of the Common Stock as reflected on the composite tape was $ 38. Management of the Company has recommended to the Board of Directors the continuation of a regular cash dividend with respect to the Common Stock through 1995 at the rate of $0.15 per share per quarter and the payment of two special cash distributions, each of $1.92 per share, during the third and fourth quarters of 1995. The next such special cash distribution is payable on July 5, 1995 to holders of record as of June 9, 1995. See "Market Prices" and "Dividends."

                              -------------------

    SEE "RISK FACTORS" AT PAGES 7 THROUGH 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.


                              -------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                               PRICE TO      UNDERWRITING    PROCEEDS TO SELLING
                                PUBLIC       DISCOUNT(1)       SHAREHOLDERS(2)

Per Share.................   $  37.50          $  1.88          $  35.62
Total(3)..................   $41,250,000       $2,068,000       $39,182,000


(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses payable by the Selling Shareholders estimated at $ 460,000 . Excludes proceeds from contemporaneous sale of shares of Common Stock to Fuji by one of the Selling Shareholders.



(3) One of the Selling Shareholders has granted the Underwriters a 30-day option to purchase up to 136,852 additional shares of Common Stock to cover over-allotments. If this option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Shareholders will be $46,381,950.00, $2,325,281.76 and $44,056,668.24, respectively. See
    "Underwriting."


                              -------------------


    The shares of Common Stock offered by the several Underwriters are being offered, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about June 26, 1995.

                              -------------------
LEHMAN BROTHERS
                             GOLDMAN, SACHS & CO.
                                                              PIPER JAFFRAY INC.

 June 21, 1995

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, of which this Prospectus forms a part, as well as reports, proxy statements and other information filed by the Company, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, and at the Commission's regional offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of such material may be obtained at the prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549. Reports and other information concerning the Company can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

    The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at the addresses set forth in the preceding paragraph. Statements contained herein concerning the provisions of any documents are necessarily summaries of such documents, and, in each instance, such statement is qualified in its entirety by reference to the applicable document filed with the Commission.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


    The following documents, which have been filed with the Commission by the Company, are hereby incorporated herein by reference: Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1994 and Quarterly Report on Form 10-Q of the Company for the quarterly period ended March 31, 1995. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the completion of the offering being made hereby shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statements as modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus (other than certain exhibits to such documents). Requests for such documents may be made by writing to the principal executive offices of the Company at Polaris Industries Inc., 1225 Highway 169 North, Minneapolis, Minnesota 55441 (Attention: Investor Relations) or by calling (612) 542-0500.

                              -------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    This summary does not purport to be complete and is qualified in its entirety by reference to the detailed information appearing elsewhere in this Prospectus. Terms not defined in this summary are defined elsewhere herein.

                                  THE COMPANY

    Polaris is a leading manufacturer of snowmobiles, all-terrain vehicles ("ATVs"), and personal watercraft ("PWC") and also markets related parts, garments and accessories ("PG&A"). In recent years, the Company has increased its share of the growing market for each of its product lines. Since 1990, the Company's sales have increased at a 29% compound annual rate, with sales of $826 million in 1994, up 56% from $528 million in 1993. Management believes that sales have increased, in part, by Polaris' responding to customer demand for innovative products which emphasize ease of use, safety and reliability at competitive prices. In this regard, the Company estimates that approximately 70% of its 1994 sales were derived from products, models and model variations introduced in the past three years. Polaris products are sold worldwide through nearly 2,000 dealers in North America and 55 distributors.

    Snowmobiles. The Company's original product line, snowmobiles, accounted for approximately $363 million (44%) of 1994 sales, and the Company believes that it has the largest share of the worldwide snowmobile market. Since 1990, the Company's snowmobile unit sales have increased at a 12% compound annual rate, including a 34% increase in 1994 as compared to 1993. Although specific information with respect to industry sales in each of the Company's product lines is not consistently and reliably available, management currently estimates that worldwide snowmobile industry retail unit sales volume has grown at a compound annual rate of more than 8% since the season ended March 31, 1991, with worldwide industry retail unit sales reaching approximately 210,000 units in the season ended March 31, 1995, up more than 20% over the comparable 1994 season. The Company attributes its increased market penetration, in part, to its product development efforts, strong dealer organization and competitive pricing. The Company offers a broad line of snowmobiles (36 models) ranging from models targeted at entry-level buyers to high performance models which provide more features, comfort and performance. The Company's recent innovation, the XTRA ("extra length travel") suspension system, greatly enhances vehicle stability and rider comfort and has drawn praise from industry publications. Approximately 1,200 Polaris dealers, concentrated in the northern United States and Canada, carry part or all of the Polaris snowmobile line.

    All-Terrain Vehicles. The Company began producing ATVs in 1985, and in 1994 ATV sales accounted for approximately $243 million (29%) of the Company's sales. Although specific information with respect to industry sales in each of the Company's product lines is not consistently and reliably available, management currently estimates that worldwide ATV industry retail unit sales volume has grown at a compound annual rate of more than 10% since 1990, while the Company's ATV unit sales volume during this period has increased at a compound annual rate of 36%. Management believes that the Company had the third largest share of the worldwide ATV market in 1994 and that market demand for Polaris' ATV products has been significantly influenced by product innovations, including: automatic transmissions instead of motorcycle-type manual transmissions; single-lever brakes instead of separate levers for front and rear brakes; "on demand" all-wheel drive; and floor boards instead of motorcycle-type foot pegs. The Company currently offers 12 ATV models, with products for utility, sports and recreational applications. Polaris ATVs are distributed through approximately 1,700 dealers.

    Personal Watercraft. The Company entered the PWC market in 1992, and in 1994 PWC sales accounted for approximately $115 million (14%) of the Company's sales. The industry has experienced rapid growth in recent years with the introduction of sit-down models, which have been better received by consumers than the original stand-up models of the Company's competitors. Although specific information with respect to industry sales in each of the Company's product lines is not consistently and reliably available, management currently estimates that, since 1992, worldwide PWC industry retail unit sales volume grew at a compound annual rate of approximately 29%. The Company believes that the most significant factor contributing to the growth of its PWC business has been product innovations such as the incorporation of three cylinder engines in its PWC models. This growth has been supported by the expansion of Polaris' dealer network outside the traditional snowmobile markets. The Company currently offers five PWC models through approximately 1,200 dealers in North America and anticipates broadening its PWC product line in the near future.

    Parts, Garments and Accessories. PG&A are an important contributor to the Company's earnings and accounted for approximately $105 million (13%) of the Company's sales in 1994. Approximately half of PG&A sales consist of aftermarket parts, with the balance consisting of garments and accessories. The Company produces its own key aftermarket parts, while garments and some parts and accessories production are contracted out to third parties. All PG&A products are sold through the Polaris dealer network.

    The Company follows a build-to-order philosophy for all of its product lines. Most orders are received from dealers well in advance of the respective selling seasons, and the Company generally does not set final production levels until it has received dealer orders. For example, a new snowmobile model line is introduced to dealers and consumers in mid-March and orders are taken from dealers through April. To assist in gauging demand and preparing production schedules, the Company has implemented a program, "Snow-Check", in which many of its retail customers place non-refundable deposits with dealers during this period in exchange for incentives and to ensure availability and priority shipment of their desired model. Snowmobiles are manufactured from the spring until late fall or early winter, with deliveries to dealers beginning in May and ending in December. The "sell-through" by dealers to consumers begins in the fall and continues through the winter season. Management believes that this system facilitates efficient scheduling and execution of production and helps avoid excessive build-up of inventories. Polaris also maintains contact with its dealers to monitor field inventories which allows for products to be shifted to areas of highest demand during the selling season. For the past several years, dealers have experienced only minimal amounts of unsold inventory carryover of Polaris snowmobiles at the end of each selling season.

    Snowmobiles, ATVs and PWC incorporate similar technology in their design and production, and snowmobiles and PWC are characterized by seasonally opposite sales and production cycles. At the Company's main assembly facility in Roseau, Minnesota, substantially the same equipment and personnel are employed in the production of all types of vehicles, allowing the Company to operate that facility at relatively high utilization rates throughout the year. The Company strives to keep costs low and as variable as possible. It purchases such major components as fuel tanks, hoods and hulls, tracks, tires and instruments from multiple sources, while engines have been supplied solely by Fuji since 1968. In-house processes employed in the fabrication of components include machining, stamping, welding, painting and the cutting and sewing of foam seats.

    The Company's predecessor was founded in 1954. In 1987, a predecessor to Lehman Brothers Inc. sponsored a transaction in which the Company's predecessor became a publicly-owned master limited partnership (the "Partnership"), and Units of Beneficial Assignment of Class A Limited Partnership Interests ("BACs"), representing limited partnership interests in the Partnership, were sold to the public. Affiliates of Lehman Brothers Inc. and others held interests in the general partner of the Partnership. BACs were traded on the American Stock Exchange and the Pacific Stock Exchange until December 1994. In December 1994, the Partnership converted to corporate form (the "Conversion") and BAC holders and affiliates of the general partner (including affiliates of Lehman Brothers Inc.) received shares of the Company's Common Stock in exchange for their BACs and interests in the general partner, respectively.

    The Company's Common Stock trades on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "PII."

                                THE TRANSACTIONS


COMMON STOCK:

  TO BE SOLD IN THE OFFERING...  1,100,000 shares*

  TO BE SOLD TO FUJI...........  600,000 shares*

DIVIDENDS AND DISTRIBUTIONS....  Management of the Company has recommended to the Board of
                                 Directors the continuation of a regular cash dividend with respect to the Common Stock through 1995 at the rate of
                                 $0.15 per share per quarter and the payment of two special cash distributions, each of $1.92 per share, during the
                                 third and fourth quarters of 1995. The next such special
                                 cash distribution is payable on July 5, 1995 to holders of record as of June 9, 1995. See "Market Prices" and
                                 "Dividends--Common Stock."

COMMON STOCK OUTSTANDING
  (BEFORE AND AFTER THE
TRANSACTIONS)..................  18,216,258 shares

PROCEEDS OF THE TRANSACTIONS...  The Company will not receive any proceeds from the sale of
                                 Common Stock in the transactions described herein.


- ------------
* Does not include 136,852 shares subject to the over-allotment option granted by one of the Selling Shareholders to the Underwriters, which shares will be purchased by Fuji to the extent such option is not exercised by the Underwriters in connection with the Offering.

                                  RISK FACTORS

    See "Risk Factors" for a discussion of certain factors that should be considered in connection with an investment in the Common Stock.

          SUMMARY OF SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

    The following table sets forth a summary of selected financial data of the Company. The comparability of the information reflected in the summary is materially affected by the Conversion to corporate form on December 22, 1994, which resulted in the Company recording a net deferred tax asset of $65.0 million, Conversion expenses of $12.3 million and a corresponding net increase in 1994 net income (see Notes 1 and 5 of Notes to the Financial Statements). Pro forma data for 1994 and prior years is presented to assist in comparing the continuing results of operations of the Company exclusive of the Conversion expenses and as if the Company were a taxable corporation with the pro forma provision for income taxes calculated at an effective tax rate of 38% for each period presented (see Note 10 of Notes to the Financial Statements).

                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                     THREE MONTHS ENDED
                                               YEARS ENDED DECEMBER 31,                   MARCH 31,
                                   ------------------------------------------------  -------------------
                                     1990      1991      1992      1993      1994      1994      1995
                                   --------  --------  --------  --------  --------  --------  ---------
STATEMENTS OF OPERATIONS DATA
 Sales..........................   $296,147  $297,677  $383,818  $528,011  $826,286  $145,471  $254,793
 Gross profit...................     89,349    88,440   104,926   130,287   183,283    27,858    46,715
 Operating income*..............     30,812    31,718    40,691    53,227    87,977     9,838    19,617
 Net income**...................     20,465    20,727    24,602    33,027    54,703     6,144    12,940
 Net income per share**.........   $   1.19  $   1.21  $   1.37  $   1.81  $   2.97  $   0.33  $   0.70

                                                     DECEMBER 31,                              MARCH 31,
                                   ------------------------------------------------
                                     1990      1991      1992      1993      1994                1995
                                   --------  --------  --------  --------  --------            ---------
BALANCE SHEET DATA
 Cash and cash equivalents......   $ 32,025  $ 20,098  $ 19,094  $ 33,798  $ 62,881            $ 38,878
 Current assets.................     66,893    59,200    74,999   109,748   206,489             190,820
 Total assets...................    138,704   135,509   146,681   180,548   331,166             319,859
 Current liabilities............     46,602    52,646    69,054    98,055   161,457             173,334
 Shareholders' equity/Partners'
  capital.......................     92,102    82,863    77,627    82,493   169,709             146,525


- ------------

 * Operating income for the year ended December 31, 1994 is presented on a pro forma basis to exclude Conversion expenses of $12.3 million which were incurred in December of 1994.



** Net income and net income per share are presented on a pro forma basis for all periods, except for the three months ended March 31, 1995, to reflect a provision for income taxes calculated at an effective rate of 38%. Net income and net income per share for the year ended December 31, 1994 have been further adjusted to exclude Conversion expenses of $12.3 million which were incurred in December of 1994.

                                  RISK FACTORS

    Prospective purchasers of Common Stock should consider carefully the following specific investment considerations, as well as the other information set forth in this Prospectus.

EXPOSURE TO CHANGES IN FOREIGN CURRENCY EXCHANGE RATES

    Approximately 28% of Polaris' 1994 cost of sales was attributable to purchases from Japanese suppliers. Accordingly, the Company has substantial adverse exposure to a strengthening Japanese yen. Although its principal Japanese supplier, Fuji, has agreed to share a portion of the exchange rate risk, Polaris currently bears most of this risk. In addition, approximately 16% of the Company's 1994 sales were made through its Canadian subsidiary, also exposing Polaris to the adverse effects of a weakening Canadian dollar. The weakening Canadian dollar has also strengthened the competitive position of one of the Company's direct competitors based in Canada. Management believes that currency fluctuations have had and may continue to have a significant adverse impact on the Company's gross margin.

COMPETITION

    The snowmobile, ATV and PWC markets are highly competitive. Competition in such markets is based upon a number of factors, including brand loyalty, price, quality, reliability, styling, product innovations and features, and warranties. At the dealer level, competition is based on a number of factors including sales and marketing support programs (such as financing and cooperative advertising). Certain of the Company's competitors are more diversified and have financial and marketing resources which are substantially greater than those of the Company. In addition, the Company's products compete with many other recreational products for the discretionary spending of consumers, and, to a lesser extent, with other vehicles designed for utility applications.

EFFECTS OF WEATHER

    As a manufacturer of outdoor motorized equipment, the Company's sales may be impacted by weather conditions. For example, lack of snowfall in any year in any particular region of the United States or Canada may adversely affect snowmobile retail sales in that region. The Company seeks to minimize this potential effect by stressing pre-season sales (see "Business--Production Scheduling") and shifting dealer inventories from one location to another during the selling season. However, there is no assurance that certain weather conditions would not have a material adverse effect on the Company's sales. While snowfall in the winter of 1994 in the United States was generally lighter than in the previous year, based on orders of snowmobiles to date, the company curently expects its production of snowmobiles for calender 1995 to increase from calender 1994 production. However, there is no assurance that orders received for 1995 will correspond to final shipments or that increased production will correspond to or result in an increase in net sales.


PRODUCT SAFETY AND REGULATION

    Snowmobiles, ATVs and PWC are motorized vehicles that may be operated at high speeds and in a careless or reckless manner. Accidents involving property damage, personal injuries and deaths occur in the use of snowmobiles, ATVs and PWC. With respect to ATVs, the Consumer Products Safety Commission (the "CPSC") has found a greater incidence of such occurrences with three-wheel ATVs. The Company presently manufactures only four-wheel and six-wheel ATVs, having discontinued production of three-wheel vehicles in 1985. The CPSC has conducted investigations regarding the safety of ATVs, and has made recommendations regarding their regulation, marketing and use. Such recommendations include that the ATV industry voluntarily cease marketing ATVs intended for use by children under 12 years of age; that warning labels be placed on ATVs intended for use by children under age 14 stating that such ATVs are not recommended for use by children under age 12, and on adult-sized ATVs stating that such ATVs are not recommended for use by children under age 16; that warning labels be placed on all ATVs stating that operator training is necessary to reduce risk of injury or death; and that the CPSC work closely with states and other federal agencies to develop practical, uniform state regulations. The Company does not believe that compliance with the CPSC regulations has had or will have a material adverse effect on the Company. However, certain state attorneys general have asserted that the CPSC agreement is inadequate and have indicated that they will seek stricter ATV regulation. The Company is unable to predict the outcome of such action or the possible effect on its ATV business.

    Certain states have proposed legislation involving more stringent emission standards for two-cycle engines, the predominant engines used on the Company's snowmobiles, ATVs and PWC. In addition, certain materials used in snowmobile, ATV and PWC manufacturing which are toxic, flammable, corrosive, or reactive are classified by federal and state governments as "hazardous materials." Finally, local ordinances have been and may from time to time be considered and adopted which restrict the use of PWC to specified hours and locations. There can be no assurance that recommendations or regulatory actions by the CPSC, the Justice Department or individual states would not have an adverse effect on the Company and markets for its products.

PRODUCT LIABILITY

    Product liability claims are made against the Company from time to time. The Company has self-insured for product liability claims since June 1985. Between 1981 and March 31, 1995, the Company and its predecessors paid an aggregate of less than $1.6 million in product liability claims, and, at March 31, 1995, the Company had accrued $5.3 million for the defense and possible payment of pending claims. The Company believes such accruals are adequate. The Company does not believe that the outcome of any pending product liability litigation will have a material adverse effect on the operations of the Company. However, no assurance can be given that its historical claims record, which did not include ATVs prior to 1985 or PWC prior to 1992, will not change or that material product liability claims against the Company will not be made in the future. Adverse determination of material product liability claims made against the Company would have a material adverse effect on the Company's financial condition.

WARRANTIES AND PRODUCT RECALLS

    The Company warrants its snowmobiles, ATVs, and PWC under a "limited warranty" for a period of one year, six months, and one year, respectively. Although the Company employs quality control procedures, a product is sometimes distributed which needs repair or replacement. Historically, product recalls have been administered through the Company's dealers and distributors and have not had a material effect on the Company's business. However, no assurance can be given that its historical claims record will not change adversely as a result of the Company's growth or otherwise.

INFORMAL SUPPLY ARRANGEMENTS

    Pursuant to informal agreements between the Company and Fuji, Fuji has been the sole manufacturer of the Company's two-cycle snowmobile engines since 1968. Fuji has manufactured engines for the Company's ATV products since their introduction in the spring of 1985 and also supplies engines for its PWC products. Such engines are developed by Fuji to the specific requirements of the Company. Polaris believes its relationship with Fuji to be excellent. If, however, its informal relationship were terminated, interruption in the supply of engines would materially adversely affect the Company's production, pending the establishment of substitute supply arrangements. The Company recently entered into an agreement with Fuji for the manufacture of engines in the U.S. which is expected by management of the Company to lessen the Company's dependence on a single source for engines. However, the benefits of this arrangement are not expected to be significant for some time.

    The Company anticipates no significant difficulties in obtaining substitute supply arrangements for other raw materials or components for which it currently utilizes limited sources of supply.

NO ASSURANCE OF FUTURE DIVIDENDS

    While organized as a partnership the Company made regular distributions to its BAC holders. In connection with the Conversion to corporate form, senior management of the Company recommended to the Company's Board of Directors the dividend payments described below under "Dividends-- Common Stock." However, the Company is under no legal or contractual obligation to declare or to pay dividends, and the timing and amount of future cash dividends and distributions is at the discretion of the Board of Directors of the Company and will depend, among other things, on the future after-tax earnings, operations, capital requirements, borrowing capacity, and financial condition of the Company and general business conditions.

SHARES ELIGIBLE FOR FUTURE SALE

    As set forth on the cover page of this Prospectus, contemporaneously with the Offering Fuji is purchasing a minimum of 600,000 (and a maximum of 736,852 if the over-allotment option is not exercised in full by the Underwriters) shares of Common Stock directly from one of the Selling Shareholders. Future sales of substantial amounts of Common Stock in the public market by Fuji or other large shareholders, or the perception that such sales may occur, could have a material adverse effect on the market price of the Common Stock. Fuji and other large shareholders have certain rights to require registration of shares of Common Stock owned by each of them. See "Shares Eligible for Future Sale," "Security Ownership of Directors, Officers and Selling Shareholders" and "Sale of Shares to Fuji."

                                  THE COMPANY

    The Company designs, engineers and manufactures snowmobiles, four- and six-wheel all-terrain recreational and utility vehicles ("ATVs"), and personal watercraft ("PWC") and markets them, together with related parts, garments and accessories ("PG&A"), through dealers and distributors principally located in the United States, Canada and Europe. Snowmobiles, ATVs, PWC and PG&A accounted for the following dollar amounts (rounded to the nearest million) and approximate percentages of the Company's sales for the periods indicated:

                                                    YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------
                                           1992              1993              1994
                                        -----------       -----------       -----------
                                         $       %         $       %         $       %
                                        ----    ---       ----    ---       ----    ---
Snowmobiles..........................   $209     54%      $263     50%      $363     44%
ATVs.................................     95     25        141     26        243     29
PWC..................................     26      7         47      9        115     14
PG&A.................................     54     14         77     15        105     13
                                        ----    ---       ----    ---       ----    ---
     Total...........................   $384    100%      $528    100%      $826    100%
                                        ----    ---       ----    ---       ----    ---
                                        ----    ---       ----    ---       ----    ---

    Snowmobiles. The Company produces a full line of snowmobiles, consisting of 36 models, ranging from utility and economy models to high performance models, with current suggested retail prices ranging from approximately $3,000 to $8,500. The Company's snowmobiles are sold principally in the United States and Canada through approximately 1,200 dealers. The Company believes it has the largest market share of the worldwide snowmobile market. The Company believes that the Polaris snowmobile has a long-standing reputation for quality, dependability and performance and that the Company and its predecessors were the first to develop several features for commercial use in snowmobiles, including independent front suspension, variable transmissions, hydraulic disc brakes, liquid cooled engines and brakes, and a three cylinder engine.

    All Terrain Vehicles. The Company entered the ATV market in the spring of 1985 with both three-wheel and four-wheel products. The Company produced approximately 1,700 three-wheel models prior to discontinuing their production in 1985. It currently produces only four-wheel and six-wheel ATV products, which provide more stability for the rider than earlier three-wheel versions. The Company's line of ATVs, consisting of 12 models marketed through approximately 1,700 dealers, includes general purpose, sport, recreational and utility four- and six-wheel drive models, with current suggested retail prices ranging from approximately $2,950 to $6,300. The Company's ATVs feature the totally automatic Polaris Variable Transmission which requires no manual shifting and a MacPhersonTM strut front suspension, which the Company believes enhances control and stability. The Company's ATVs are also the only ATVs in their class that use a two-cycle engine in combination with a chain drive, which the Company believes improves performance and efficiency. In addition, certain of its models feature "on demand" all-wheel drive, which the Company believes is available only on Polaris ATVs.

    Personal Watercraft. In 1992, the Company introduced the SL650 personal watercraft, the Company's first entry into this product category. In 1993, the Company added its SL750 with increased power and performance. Management believes that, when introduced, the SL650 and SL750 had the industry's first three cylinder engines developed specifically for PWC. The introduction of PWC utilized the Company's engineering, production and distribution strengths, and also reduced the Company's dependence on its then existing product lines for overall sales and earnings. In late 1993, the Company introduced a three passenger PWC, the Polaris SLT750, and in March 1995, introduced a high performance PWC, the Polaris SLX. The current suggested retail prices for the Company's PWC range from approximately $5,000 to $7,000. PWC growth has been supported by the expansion of Polaris' dealer network outside the traditional snowmobile markets, with approximately 1,200 dealers in North America currently offering the Polaris PWC product line.

    Parts, Garments and Accessories. The Company produces or supplies a variety of replacement parts and accessories for its snowmobiles, ATVs and PWC. The Company also markets sportswear and a full line of recreational clothing, which includes suits, helmets, gloves, boots, hats, sweaters and jackets for its snowmobile, ATV and PWC lines. The clothing is designed to the Company's specifications, purchased from independent vendors and sold by the Company through its dealers and distributors under the Polaris brand name. Replacement parts and accessories are also marketed by the Company.

    The Company's principal executive offices are located at 1225 Highway 169 North, Minneapolis, Minnesota 55441, and its telephone number is (612) 542-0500.

                                 MARKET PRICES

    During 1993, and through December 22, 1994, BACs of the Partnership traded on the American Stock Exchange ("AMEX") and the Pacific Stock Exchange ("PSE") under the symbol "SNO." In connection with the Conversion, on December 23, 1994, the Common Stock (into which each BAC was converted on a one-for-one basis) commenced trading on the AMEX and the PSE under the symbol "SNO." On February 24, 1995, the Common Stock began trading on the New York Stock Exchange (in lieu of the AMEX) and on the PSE under the symbol "PII."

                                  COMMON STOCK

    The following table sets forth the high and low closing sale prices of the Common Stock on the aforementioned exchanges for the calendar periods indicated subsequent to the Conversion:


                                                  HIGH              LOW
                                             --------------    --------------
1994
- ----
Fourth Quarter (from December 23)............   51 5/8            50 3/8

1995
- -----
First Quarter................................   49 7/8            43 3/4
Second Quarter (through June 20).............   49 1/2            38


    As of June 19, 1995, there were 4,139 holders of record of the Common Stock.



    The last reported sale price of the Common Stock as reflected on the composite tape as of a recent date is set forth on the cover page of this Prospectus.

                                      BACS

    The following table sets forth the high and low closing sale prices of the BACs on the AMEX and PSE for the calendar periods indicated prior to the Conversion, all as adjusted to reflect a two-for-one BAC split which became effective on August 18, 1993:


                                                    HIGH              LOW
                                               --------------    --------------
1993
- -----
First Quarter...................................  26 9/16           21 13/16
Second Quarter..................................  30 15/16          25 13/16
Third Quarter...................................  36                27 15/16
Fourth Quarter..................................  38 1/2            32 1/4

1994
- ----
First Quarter...................................  37 3/8            29 1/8
Second Quarter..................................  35 7/8            30 1/8
Third Quarter...................................  39                32 1/8
Fourth Quarter (through December 22)............  52 1/4            37 5/8

                                   DIVIDENDS
                                  COMMON STOCK


    In connection with the Conversion, management recommended to the Company's Board of Directors that it establish an initial cash dividend rate of $0.15 per share per quarter, and pay three special cash distributions, each of $1.92 per share, payable during the second, third and fourth calendar quarters of 1995. To the extent that aggregate cash dividends and special cash distributions paid during 1995 exceeds the Company's earnings and profits, such excess will be treated for U.S. federal income tax purposes as a non-taxable return of capital, reducing the shareholder's basis in the Common Stock
(but not below zero); any remaining portion of such excess will be taxable to the shareholder as capital gain if the Common Stock is held as a capital asset. When the Company began operations following consummation of the Conversion, it had no accumulated earnings and profits. Management currently expects that the aggregate amount of cash dividends and special cash distributions which will be paid during 1995 will exceed the Company's earnings and profits for 1995.

    The Board of Directors of the Company declared the following regular cash dividends and special cash distributions per share which were paid or are payable during 1995, as follows:



                                                  REGULAR    SPECIAL
                                                  -------    -------
1995
- ----
First Quarter..................................    $0.15         --
Second Quarter.................................     0.15      $1.92
Third Quarter (a)..............................     0.15       1.92

- ------------


(a) On May 10, 1995 the Board of Directors of the Company declared a regular dividend of $0.15 per share, payable on August 15, 1995 to holders of record as of August 3, 1995, and a special cash distribution of $1.92 per share, payable on July 5, 1995 to holders of record as of June 9, 1995. Purchasers of Common Stock in the Offering will not be entitled to receive the special cash distribution payable on July 5, 1995.


                                      BACS

    Prior to the Conversion, the Partnership declared the following cash distributions per BAC during the years ended December 31, 1993 and 1994, all as adjusted for a two-for-one split which became effective on August 18, 1993:

                                                                  1993     1994
                                                                 ------    -----
First Quarter.................................................   $0.625    $0.63
- -Second Quarter................................................   0.625     0.63
Third Quarter.................................................    0.63      0.63
Fourth Quarter................................................    0.63      0.63

    See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of factors or restrictions that may reduce future payments of dividends by the Company.

                              PROCEEDS OF OFFERING

    The Company will not receive any proceeds from the sale of Common Stock in the transactions described herein.

                                 CAPITALIZATION


    The following table sets forth the short-term debt and capitalization of the Company at March 31, 1995 (in thousands, except share and per share data):



Short-term debt....................................................   $      0
                                                                      --------
                                                                      --------
Long-term debt.....................................................   $      0
                                                                      --------
Shareholders' equity
 Preferred stock $0.01 par value, authorized
   20,000,000 shares, no issued and outstanding shares.............   $      0
 Common stock $0.01 par value, authorized
   80,000,000 shares, issued and outstanding 18,206,258 shares.....        182
 Additional paid-in capital........................................    108,806
 Compensation payable in common stock..............................      8,928
 Retained earnings.................................................     28,609
                                                                      --------
     Total shareholders' equity....................................    146,525
                                                                      --------
     Total capitalization..........................................   $146,525
                                                                      --------
                                                                      --------

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA


    The following table sets forth selected financial data of the Company and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and notes thereto included elsewhere in this Prospectus. The selected statements of operations data, cash flow data and balance sheet data as of and for each of the fiscal years in the five-year period ended December 31, 1994, have been derived from the financial statements of the Company which have been audited by McGladrey & Pullen, LLP, independent public accountants. The selected statements of operations data, cash flow data and balance sheet data as of and for the three months ended March 31, 1994 and 1995, have been derived from the Company's unaudited financial statements, which, in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the results of operations and financial position for these periods and as of these dates. The comparability of the information reflected in the selected financial data is materially affected by the Conversion to corporate form on December 22, 1994, which resulted in the Company recording a net deferred tax asset of $65.0 million, Conversion expenses of $12.3 million and a corresponding net increase in 1994 net income (see Notes 1 and 5 of Notes to the Financial Statements). Pro forma data for 1994 and prior years is presented to assist in comparing the continuing results of operations of the Company exclusive of the Conversion expenses and as if the Company were a taxable corporation with the pro forma provision for income taxes calculated at an effective tax rate of 38% for each period presented (see Note 10 of Notes to the Financial Statements). Management believes that the substantial percentage increases in sales and net income during the first quarter of 1995 over the first quarter of 1994 are not indicative of the results that may be expected for the full year ending December 31, 1995.


                                         (IN THOUSANDS, EXCEPT PER SHARE AND PER UNIT DATA)
                                                                                       THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                          MARCH 31,
                          --------------------------------------------------------    --------------------
                            1990        1991        1992        1993        1994        1994        1995
                          --------    --------    --------    --------    --------    --------    --------
STATEMENT OF OPERATIONS DATA
 Sales.................   $296,147    $297,677    $383,818    $528,011    $826,286    $145,471    $254,793
   % change from prior
     period............        22%          1%         29%         38%         56%         36%         75%
 Gross profit..........   $ 89,349    $ 88,440    $104,926    $130,287    $183,283    $ 27,858    $ 46,715
   % of sales..........        30%         30%         27%         25%         22%         19%         18%
 Operating expense data
   Amortization of
     intangibles and
     First Rights
     compensation......   $ 12,116    $ 13,108    $ 11,997    $ 13,466    $ 14,321    $  3,573    $  1,829
   Conversion costs....      --          --          --          --         12,315       --          --
   Other operating
     expenses..........     46,421      43,614      52,238      63,594      80,985      14,447      25,269
     % of sales........        16%         15%         14%         12%         10%         10%         10%
 Operating income*.....   $ 30,812    $ 31,718    $ 40,691    $ 53,227    $ 87,977    $  9,838    $ 19,617
   % of sales..........        10%         11%         11%         10%         11%          7%          8%
 Net income data
   Net income..........   $ 31,363    $ 31,462    $ 34,701    $ 45,813    $128,950    $  8,566    $ 12,940
   Net income per
     unit..............   $   1.65    $   1.65    $   1.73    $   2.25       --       $   0.42       --
   Net income per
     share.............      --          --          --          --       $   7.00       --       $   0.70
 Pro forma data**
   Pro forma net
     income............   $ 20,465    $ 20,727    $ 24,602    $ 33,027    $ 54,703    $  6,144       --
   Pro forma net income
     per share.........   $   1.19    $   1.21    $   1.37    $   1.81    $   2.97    $   0.33       --


- -------------------


 * Operating income for the year ended December 31, 1994 is presented on a pro forma basis to exclude Conversion expenses of $12.3 million which were incurred in December of 1994.



** Net income and net income per share are presented on a pro forma basis for all periods, except for the three months ended March 31, 1995, to reflect a provision for income taxes calculated at an effective rate of 38%. Net income and net income per share for the year ended December 31, 1994 have been further adjusted to exclude Conversion expenses of $12.3 million which were incurred in December of 1994.

                                         (IN THOUSANDS, EXCEPT PER SHARE AND PER UNIT DATA)
                                                                                       THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                          MARCH 31,
                          --------------------------------------------------------    --------------------
                            1990        1991        1992        1993        1994        1994        1995
                          --------    --------    --------    --------    --------    --------    --------
CASH FLOW DATA
 Cash flow from (used
   in) operating
   activities..........   $ 54,782    $ 46,642    $ 55,316    $ 79,323    $111,669    $(9,431)    $  3,074
 Purchases of property
   and equipment.......      7,158      15,988      12,295      18,126      32,529       5,474      11,624
 Cash distributions/
   dividends
   declared............     42,582      42,581      44,507      47,217      50,942      12,735      37,673
 Cash distributions
   declared per unit...   $   2.50    $   2.50    $   2.50    $   2.51    $   2.52    $   0.63       --
 Cash dividends
   declared per
   share...............      --          --          --          --          --          --       $   0.15
 Special cash
   distributions
   declared per
   share...............      --          --          --          --          --          --           1.92

                                                         DECEMBER 31,                          MARCH 31,
                                   --------------------------------------------------------
                                     1990        1991        1992        1993        1994        1995
                                   --------    --------    --------    --------    --------    ---------
BALANCE SHEET DATA
 Cash and cash equivalents......   $ 32,025    $ 20,098    $ 19,094    $ 33,798    $ 62,881    $  38,878
 Current assets.................     66,893      59,200      74,999     109,748     206,489      190,820
 Total assets...................    138,704     135,509     146,681     180,548     331,166      319,859
 Current liabilities............     46,602      52,646      69,054      98,055     161,457      173,334
 Shareholders' equity/Partners'
   capital......................     92,102      82,863      77,627      82,493     169,709      146,525

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                           (HISTORICAL AND PRO FORMA)


    The Company designs, engineers and manufactures snowmobiles, four- and six-wheel all-terrain recreational and utility vehicles ("ATVs"), and personal watercraft ("PWC") and markets them, together with related parts, garments and accessories ("PG&A"), through dealers and distributors principally located in the United States, Canada and Europe. Snowmobiles, ATVs, PWC and PG&A accounted for the following dollar amounts (rounded to the nearest million) and approximate percentages of the Company's sales for the periods indicated:



                                          YEAR ENDED DECEMBER 31,
                               ---------------------------------------------
                                  1992             1993             1994
                               -----------      -----------      -----------
                                $       %        $       %        $       %
                               ----    ---      ----    ---      ----    ---
Snowmobiles.................   $209     54%     $263     50%     $363     44%
ATVs........................     95     25       141     26       243     29
PWC.........................     26      7        47      9       115     14
PG&A........................     54     14        77     15       105     13
                               ----    ---      ----    ---      ----    ---
      Total.................   $384    100%     $528    100%     $826    100%
                               ----    ---      ----    ---      ----    ---
                               ----    ---      ----    ---      ----    ---



    The following discussion pertains to the results of operations and financial position of the Company for each of the three years in the period ended December 31, 1994 and the three-month periods ended March 31, 1994 and 1995, and should be read in conjunction with the Financial Statements included elsewhere herein. Due to the seasonal nature of the snowmobile, ATV and PWC businesses in which the Company is engaged, certain changes in production and shipping cycles, currency exchange rate fluctuations and other factors, results of interim periods are not necessarily indicative of the results to be expected for the complete year.


RESULTS OF OPERATIONS


  Three Months Ended March 31, 1995 vs. Three Months Ended March 31, 1994



    Sales increased to $254.8 million in the first quarter of 1995, representing a 75% increase over the $145.5 million of sales for the comparable period in 1994. Total finished goods unit shipments for the 1995 period increased 85% over the comparable period in 1994. The increase in sales is attributable to the significant increase in sales of ATVs and PWC, due largely to continued strong demand and enhanced manufacturing capacity compared with the first quarter of 1994.



    ATV unit sales volume in the first quarter of 1995 increased 119% over the comparable period in 1994, primarily because of the continued growth in the utility and sports-enthusiasts' markets and the improvement in product availability at the dealer level as a result of manufacturing capacity expansions.



    PWC unit sales volume in the first quarter of 1995 increased 41% over the comparable period in 1994, primarily because of the growth in the PWC market and the introduction of models aimed at both the family and sports rider market segments. All Polaris PWC are now being assembled at the Company's new manufacturing facility in Spirit Lake, Iowa.



    Sales of PG&A in the first quarter of 1995 increased 26% over the comparable period in 1994, as a result of increased sales volumes of the other product lines.



    Gross profit of $46.7 million in the first quarter of 1995 represents a 68% increase over gross profit of $27.9 million for the comparable period in 1994. The gross profit margin percentage decreased to 18.3% for the first quarter of 1995 from 19.2% for the comparable period in 1994. This decrease in gross margin percentage is primarily a result of: (a) continued increases in raw material purchase prices for engines and certain other component parts because of the weakening of the U.S. dollar in relation to the Japanese yen; (b) increased warranty expenses; and (c) strengthening of the U.S. dollar in relation to the Canadian dollar which results in lower gross margins from the Company's Canadian subsidiary operation.



    Operating expenses in the first quarter of 1995 increased $9.1 million over the comparable period in 1994 as a result of the sales volume increase, but as a percentage of sales, decreased to 10.6% for the first quarter of 1995 compared to 12.4% for the comparable period in 1994. The percentage decrease is due primarily to the Company's supporting an increasing level of sales without a corresponding increase in selling and administrative expenses.



    The increase in nonoperating income in the first quarter of 1995 over the comparable period in 1994 is primarily attributable to investment income generated by higher cash and cash equivalent balances during the first quarter of 1995 compared to the comparable period in 1994.



  Year Ended December 31, 1994 vs. Year Ended December 31, 1993


    Sales increased to $826.3 million in 1994, representing a 56% increase over the $528.0 million of sales in 1993. Total finished goods unit shipments for 1994 increased 52% over 1993. The increase in sales is primarily attributable to the broadening of the three product lines and the continued popularity of all Polaris products. Additional factors include the growth of the worldwide market for all three product lines, the continuing favorable U.S. economy and a competitive pricing strategy.

    Snowmobile unit sales volume increased 34% during 1994, primarily because of the introduction of new models, including the XLT Special and RXL with Polaris' new XTRA suspension system.

    ATV unit sales volume increased 55% during 1994, primarily because of the continued growth in the utility and sports-enthusiasts' markets and the improvement in product availability at the dealer level as a result of the dedicated ATV production line. The average per unit sales price increased by 11% for ATVs in 1994, principally through the sale of new, more high-performance models that have a higher selling price than economy models. The Company introduced several new models in 1994, including the Magnum, Xplorer and Scrambler.

    PWC unit sales volume increased 146% during 1994, primarily because of the fast growth in the PWC market and the introduction of models aimed at both the family and sports-rider market segments.

    Sales of PG&A increased 36% in 1994 as a result of the increased sales volume of all three product lines.


    Gross profit increased to $183.3 million in 1994, representing a 41% increase over gross profit of $130.3 million. The gross profit margin decreased to 22.2% for 1994, from 24.7% for 1993. This decrease in gross margin percentage is primarily a result of: (a) the change in product mix towards a greater percentage of sales from ATVs and PWC which generate lower gross margins than snowmobiles; (b) continued increases in raw material purchase prices for engines and certain other component parts because of the weakening U.S. dollar in relation to the Japanese yen; (c) strengthening of the U.S. dollar in relation to the Canadian dollar which results in lower gross margins from the Company's Canadian subsidiary operation; and (d) increased warranty expenses.


    The Company has continued to invest in new product development, particularly in the areas of innovation and product diversification. New product research and development costs are recorded as cost of sales in the statements of operations. Research and development expenses were $13.5 million (1.6% of sales) in 1994 and $11.1 million (2.1% of sales) in 1993. In addition, the Company incurred tooling expenditures for new products of $12.6 million in 1994 and $9.3 million in 1993. In 1994, more than 70% of sales came from products introduced in the past three years.

    Operating expenses (exclusive of $12.3 million of costs of conversion to a corporation) increased $18.2 million in 1994 as a result of the sales volume increases, but as a percentage of sales, decreased to 11.5% in 1994, from 14.6% in 1993. The percentage decrease is due primarily to the Company supporting an increasing level of sales without a corresponding increase in selling and administrative expenses.

    Income tax expense (exclusive of the income tax adjustment for the change in tax status) increased $4.5 million in 1994 compared to 1993. This increase is attributable primarily to additional reserves established relating to certain open tax years in the United States and Canada, some of which are under audit by Revenue Canada (see Note 8 of Notes to the Financial Statements).

    Pro forma information is presented in the Statements of Operations to assist in comparing the continuing results of operations of the Company exclusive of the conversion costs and as if the Company were a taxable corporation for each period presented. The pro forma provision for income taxes was calculated at an effective tax rate of 38%. Pro forma net income increased 66% to $54.7 million in 1994 from $33.0 million in 1993. Pro forma net income as a percent of sales was 6.6% and 6.3% in 1994 and 1993, respectively. Pro forma net income per share increased 64% to $2.97 in 1994 from $1.81 in 1993.

  Year Ended December 31, 1993 vs. Year Ended December 31, 1992

    Sales for 1993 were $528.0 million, an increase of 38% over 1992 sales of $383.8 million. Total finished goods unit shipments for 1993 increased 34% over 1992.

    Management believes Polaris' success in the snowmobile market is attributable to product superiority, aggressive consumer promotional programs and a strong dealer network. The 1993 sales increase resulted from the introduction of new models and the continued success of other popular models, including the lightweight XLT model. Snowmobile unit sales volume increased by 26% in 1993 over 1992.

    In 1993, the Company's ATV product lines sales grew by 41% over 1992 sales as retail sales rose to the highest level in Polaris' history. Management believes Polaris has been successful by targeting the all-purpose segment of the ATV market with new and improved products. Polaris introduced several new models in 1993, including the Sportsman 4x4.

    Manufacturing and sales of PWC commenced in the first quarter of 1992 with the introduction of the SL650 model. In 1993, the Company added the SL750 and the three-passenger SLT750 models designed for families and sports riders. PWC unit sales volume increased 62% in 1993 over the initial shipments of PWC products in 1992.

    Sales of related parts, garments and accessories increased 43% in 1993 over 1992 as a result of the increased finished goods shipments.


    Gross profit increased to $130.3 million in 1993, a 24% increase over 1992. However, the gross profit margin decreased to 24.7% in 1993 compared to 27.3% in 1992, primarily due to an aggressive pricing strategy, changes in the product mix and foreign exchange rates. The growing ATV and PWC businesses provided a lower gross profit percentage than did the snowmobile business. Raw material purchase prices increased for engines and certain other component parts because of the weakening of the U.S. dollar in relation to the Japanese yen. Strengthening of the U.S. dollar in relation to the Canadian dollar caused gross margin erosion of the Canadian subsidiary operation.


    Operating expenses increased $12.8 million in 1993, but as a percentage of sales decreased to 14.6% in 1993 from 16.7% in 1992. Operating expenses as a percentage of sales decreased because the Company was able to increase sales without incurring a corresponding amount of general and administrative expenses. In addition, because of the strong demand and competitive pricing for the

Company's products, sales and marketing program expenses remained relatively constant between 1993 and 1992.

    The provision for income taxes in 1993 increased over the prior year at a rate greater than the growth in income from the Canadian subsidiary because the Company continued to accrue for open tax years in the United States and Canada (see Note 8 of Notes to the Financial Statements).

CASH DIVIDENDS AND SPECIAL DISTRIBUTIONS

    Since its inception, and prior to the Conversion in 1994, the Partnership paid cumulative cash distributions to holders of its BACs in the amount of $16.37 per BAC, which, together with cash distributions paid to its general partner, aggregated $282.4 million.


    On January 26, 1995, the Board of Directors of the Company declared a regular dividend of $0.15 per share to holders of record on February 6, 1995, payable on February 15, 1995, and a special cash distribution of $1.92 per share to holders of record on March 17, 1995, payable on April 1, 1995. On April 18, 1995, the Board of Directors of the Company declared a regular cash dividend of $0.15 per share to holders of record on May 3, 1995, payable on May 15, 1995. Management has recommended to the Company's Board of Directors that it establish an initial cash dividend rate of $0.15 per share per quarter, and pay two additional special cash distributions, each of $1.92 per share, payable during the third and fourth quarters of 1995. The next such special cash distribution is payable on July 5, 1995 to holders of record as of June 9, 1995. Management expects to incur indebtedness of up to $70 million in connection with the payment of the special cash distributions. However, the timing and amount of future dividends and distributions will be at the discretion of the Board of Directors of the Company and will depend, among other things, on continuing levels of performance and the financial strength of the Company. There can be no assurance that the recommended dividends or cash distributions for 1995 will be declared and paid.


LIQUIDITY AND CAPITAL RESOURCES

    Polaris' primary sources of funds have been cash provided by operating activities, a line of credit and a dealer financing program provided by third parties. Polaris' primary uses of funds have been for cash distributions to partners, capital investments and for new product development.


    During the first quarter of 1995, Polaris generated net cash from operating activities of $3.1million, which, together with existing cash balances, was utilized to fund cash distributions and dividends totalling $15.5 million and capital expenditures of $11.6 million. During the year ended December 31, 1994, Polaris generated net cash from operating activities of $111.7 million, which was utilized to fund cash distributions to partners of $50.1 million and capital expenditures of $32.5 million. At March 31, 1995, cash and cash equivalents totaled $38.9 million, a decrease of $24.0 million from December 31, 1994. Working capital totaled $17.5 million at March 31, 1995, a decrease of $27.5 million from December 31, 1994.



    At March 31, 1995, the Company had no short-term debt and had utilized its bank line to the extent of letters of credit outstanding of $18.2 million related to purchase obligations for raw materials. The seasonality of production and shipments causes working capital requirements to fluctuate during the year. On May 8, 1995, the Company entered into a $125 million unsecured bank line of credit arrangement with First Bank National Association, Bank of America Illinois and First Union National Bank of North Carolina, as Managers and Banks, expiring March 31, 1998. Borrowings under the line of credit bear interest at a reference rate determined from time to time by First Bank National Association or at a LIBOR-based interest rate plus an applicable margin.


    The Company has arrangements with unrelated finance companies to provide floor plan financing for its distributors and dealers. These arrangements provide liquidity by financing distributor and dealer purchases of snowmobiles, ATVs and PWC without the use of the Company's working capital.

Substantially all of the sales of snowmobiles, ATVs and PWC are financed under these arrangements whereby the Company receives payment within a few days of shipment of the product. The amount financed by distributors and dealers under these arrangements at December 31, 1994 and March 31, 1995, was approximately $108.0 million and $214.0 million, respectively. From time to time, the Company participates in the cost of dealer and distributor financing up to certain limits. The Company has agreed to repurchase products repossessed by the finance companies to an annual maximum of 15% of the average amount outstanding during the prior calendar year. The Company's financial exposure under these arrangements is limited to the difference between the amount paid to the finance companies and the amount received on the resale of the repossessed product. No material losses have been incurred under these arrangements. However, an adverse change in the economy could cause this situation to change and thereby require the Company to repurchase financed units. Management intends to record a sales allowance when it becomes probable that returns under this program will be material.


    The Company has made capital investments to increase production capacity, quality and efficiency, and for new product development. Over the past several years, these investments have included the introduction of the PWC product line, the introduction of new snowmobile and ATV models to broaden those product lines, the expansion of manufacturing capacity, the purchase of enhanced fabrication and assembly equipment, the expansion of computer-aided engineering and design systems, installation of a new state-of-the-art metals paint system, and the continuing development and implementation of systems and programs to improve quality and efficiency and to reduce costs. Improvements in manufacturing capacity include the $8.0 million purchase of a component parts fabrication facility in 1991, the addition of an assembly line dedicated to year-round production of ATVs in 1993, improvements in plant layout and the expansion to a new leased assembly facility in 1994. The Company anticipates that capital expenditures, including tooling, for 1995 will approximate $45 million.


    The Canadian income tax authorities have proposed adjustments to the 1987 and 1988 income tax returns of the Canadian subsidiary. The resolution of these proposed adjustments may also affect the Canadian income tax returns for years subsequent to 1988. The Company has been informed of the Canadian income tax authorities' intent to initiate audits of the tax years 1989 through 1991. The proposed adjustments relate primarily to the original purchase price allocation of the Canadian subsidiary and certain transfer pricing matters. Management continues to vigorously contest a certain amount of the proposed adjustments. Management does not believe the outcome of this matter will have a materially adverse impact on the financial position or continuing operations of the Company. At March 31, 1995, the Company has accrued U.S. $15.0 million for income taxes related to certain open tax years in the United States and Canada.


    The Conversion, effective in December 1994, will significantly impact future liquidity and capital resources. Management has recommended to the Company's Board of Directors that it make special cash distributions aggregating approximately $105 million during 1995. As a corporation, the Company will be responsible for payment of corporate federal, state and certain foreign income taxes on current earnings. The combined tax rate is estimated to be approximately 38% of pre-tax income, net of related research and development credits and foreign sales corporation benefits. As a result of the Conversion, the Company has recorded a deferred tax asset of $65 million in 1994 which will have the effect of reducing income taxes payable in future periods.


    Management believes that existing cash balances, cash flow to be generated from operating activities and available borrowing capacity under its line of credit arrangement will be sufficient to fund operations, regular dividends, special cash distributions and capital expenditure requirements for 1995. At this time, management is not aware of any factors that would have a materially adverse impact on cash flow beyond 1995.

INFLATION AND EXCHANGE RATES

    The Company does not believe that inflation has had a material impact on the results of its operations. However, the changing relationships of the U.S. dollar to the Canadian dollar and Japanese yen have had a material impact from time-to-time (and may be expected to be material in the future).


    Over the past several years, weakening of the U.S. dollar in relation to the Japanese yen has resulted in higher raw material purchase prices. During 1994, purchases totaling 28% of the Company's cost of sales were from Japanese suppliers. The material weakening of the U.S. dollar in relation to the yen during the latter part of the first quarter of 1995 did not have a material effect on the Company's cost of sales during the first quarter of 1995 due to the timing of engine purchases. However, the Company anticipates that in future periods the devaluation of the U.S. dollar in relation to the yen will have an adverse impact on the cost of sales. Management believes that such cost increases also affect its principal competitors in ATVs, and, to varying degrees, some of its snowmobile and PWC competitors.


    The Company operates in Canada through a wholly-owned subsidiary. Sales of the Canadian subsidiary comprised 16% of total Company sales in 1994. Strengthening of the U.S. dollar in relation to the Canadian dollar has caused unfavorable foreign currency fluctuations from prior periods resulting in lower gross margin levels.


    In the past, the Company has been a party to, and in the future may enter into, foreign exchange hedging contracts for both the Japanese yen and the Canadian dollar to minimize the impact of exchange rate fluctuations within each year. To date, such contracts have not had a material impact on earnings. At March 31, 1995, the Company had certain open contracts to purchase Japanese yen and to sell Canadian dollars which mature throughout 1995.


    In February 1995, the Company entered into an agreement with Fuji to build engines in the United States for recreational and industrial products. Potential advantages to the Company of participation in this arrangement include reduced foreign exchange risk, lower shipping costs and less dependence on a single source for engines in the future. However, such benefits are not expected to be significant for some time.

                                    BUSINESS

INDUSTRY BACKGROUND

    Although specific information with respect to industry sales in each of the Company's product lines is not consistently and reliably available, management believes that the markets for each of Polaris' product lines are growing. Management currently estimates that in 1994 worldwide snowmobile industry retail unit sales volume increased by more than 20%, worldwide ATV industry retail unit sales volume increased by more than 10%, and worldwide PWC industry retail unit sales volume increased by approximately 30%.

    Snowmobiles. In the early 1950s, a predecessor to Polaris produced a "gas powered sled" which became the forerunner of the Polaris snowmobile. Snowmobiles have been manufactured under the Polaris name since 1954.

    Originally conceived as a utility vehicle for northern, rural environments, the snowmobile gained popularity as a recreational vehicle. From the mid-1950s through the late 1960s, over 100 producers entered the snowmobile market and snowmobile sales reached a peak of approximately 495,000 units in 1971. The Company's product survived the industry decline in which snowmobile retail unit sales fell to a low point of approximately 87,000 units in 1983 and the number of snowmobile manufacturers serving the North American market declined to four:
Yamaha Motor ("Yamaha"), Bombardier Inc. ("Bombardier"), Arctco, Inc. ("Arctco") and the Company. The Company currently estimates that industry sales of snowmobiles on a worldwide basis were approximately 210,000 units for the season ended March 31, 1995.

    All Terrain Vehicles. The Company entered the ATV market in 1985. Polaris currently manufactures only four-wheel and six-wheel ATV vehicles with balloon style tires designed for off-road use and traversing rough terrain, swamps and marshland. ATVs are used for recreation in such sports as fishing and hunting, as well as for utility purposes on farms, ranches and construction sites.

    ATVs were introduced to the North American market in 1971 by Honda Motor. By 1980, the number of ATV units sold in the North American market had increased to approximately 140,000 units. Other Japanese vehicle manufacturers, including Yamaha, Kawasaki Heavy Industries, Ltd. ("Kawasaki") and Suzuki Motor, entered the North American market in the late 1970s and early 1980s. In August 1994, Arctco announced its intention to enter the ATV market commencing in 1995. In 1985, the number of three- and four-wheel ATVs sold in North America peaked at approximately 650,000 units. The Company estimates that since declining from that level to approximately 187,000 units in 1990, unit volume has been growing, with approximately 290,000 ATVs sold worldwide during 1994.

    Personal Watercraft. PWC are sit-down versions of water scooter vehicles, and are designed for use on lakes, rivers, oceans and bays. PWC are used primarily for recreational purposes and are designed for one, two or three passengers. The Company entered the PWC market in 1992. The Company estimates that the worldwide market for PWC was approximately 160,000 units in 1994. Other major PWC manufacturers are Yamaha, Bombardier, Kawasaki and Arctco.

MARKETING AND DISTRIBUTION

    With the exception of Illinois, upper Michigan, eastern Wisconsin and offshore markets, where the Company sells its snowmobiles through independent distributors, the Company sells its snowmobiles directly to dealers in the snowbelt regions of the United States and Canada. Over the past several years, the Company has placed an increasing emphasis on dealer-direct as opposed to distributor sales. Snowmobile sales in Europe are handled through independent distributors. See Note 7 of Notes to Financial Statements for discussion of foreign and domestic operations and export sales.

    Most dealers and distributors of Polaris snowmobiles also distribute Polaris' ATVs and PWC. In the southern region of the United States, where snowmobiles are not used, the Company has established a direct dealer network. Since the beginning of 1986, the Company has established approximately 500 dealerships in the southern United States. Unlike its current competitors, which market their ATV products principally through their affiliated motorcycle dealers, the Company also sells its ATVs and PWC through lawn and garden, boat and marine, and farm implement dealers.

    Dealers and distributors sell the Company's products under contractual arrangements pursuant to which the dealer or distributor is authorized to market specified products, required to carry certain replacement parts and perform certain warranty and other services. The dealer and distributor contracts may be canceled by either party on specified notice. Changes in dealers and distributors take place from time to time. The Company believes that a sufficient number of qualified dealers and distributors exists in all areas to permit orderly transition whenever necessary.

    The Company has arrangements with Transamerica Commercial Finance Company, Canadian Imperial Bank of Commerce, the Bank of Nova Scotia and ITT Commercial Finance, a division of ITT Industries of Canada, to provide floor plan financing for its dealers and distributors. Substantially all of the Company's sales of snowmobiles, ATVs and PWC are financed under arrangements in which the Company is paid within a few days of shipment of its product. The Company participates in the cost of dealer and distributor financing and is required to repurchase products from the finance companies under certain circumstances and subject to certain limitations. The Company has not historically recorded a sales return allowance because it has not been required to repurchase a significant number of units in the past. However, there can be no assurance that this will continue to be the case. If necessary, the Company will record a sales return allowance at the time of sale should management anticipate material repurchases of units financed through the finance companies. See Notes 1 and 4 of Notes to the Financial Statements.

    The Company does not directly finance the purchase of its snowmobiles, ATVs or PWC by consumers. However, retail financing plans are offered by certain of the dealers and the Company has programs to make consumer financing available to its dealers through unaffiliated third parties.

    The Company's marketing activities are designed primarily to promote and communicate directly with consumers and secondarily to assist the selling and marketing efforts of its dealers and distributors. From time to time the Company makes available discount or rebate programs or other incentives for its dealers and distributors to remain price competitive in order to accelerate reduction of retail inventories. The Company advertises its products directly using print advertising in the industry press and in user-group publications, on billboards, and, less extensively, on television and radio. The Company also provides media advertising and partially underwrites dealer and distributor media advertising to a degree and on terms which vary by product and from year to year. Most dealer and distributor advertising appears in newspapers and on radio. Each season the Company produces a promotional film for its snowmobiles, ATVs and PWC which is available to dealers for use in the showroom or at special promotions. The Company also provides product brochures, leaflets, posters, dealer signs, and other miscellaneous promotional items for use by dealers. It is anticipated that during 1995 the Company will centralize its sales, marketing and dealer and distributor support activities in a wholly-owned subsidiary corporation.

MANUFACTURING OPERATIONS

    Snowmobiles, ATVs and PWC incorporate similar technology, with substantially the same equipment and personnel employed in their production. Much of the Company's workforce is generally familiar with the use, operation and maintenance of the products since many employees own snowmobiles, ATVs and PWC.

    The Company's production philosophy is to be a low-cost producer and to keep its costs as variable as possible. The Company purchases such major components as fuel tanks, hoods and hulls, tracks, tires and instruments from multiple sources, while engines have been supplied solely by Fuji since 1968. The Company has, in recent years, increased the number of components fabricated in-house. In-house processes employed in the fabrication of components include machining, stamping, welding, painting, and the cutting and sewing of foam seats.

    The Company's snowmobile and ATV products currently are assembled at its facility in Roseau, Minnesota. In August 1994, the Company signed a one-year lease agreement for a 223,000 square foot assembly facility located on 24 acres of land in Spirit Lake, Iowa, and expects to exercise its option to purchase the facility for $1.85 million at the end of the lease term. The Company is utilizing the facility to assemble its PWC product line, and may use it to assemble certain snowmobiles and ATV models in the future. In August 1991, the Company acquired a facility in Osceola, Wisconsin in order to fabricate more components in-house.

    Fuji has been the sole manufacturer of the Polaris two-cycle snowmobile engines since 1968 pursuant to informal agreements between the Company and Fuji. Fuji has manufactured engines for the Company's ATV products since their introduction in the spring of 1985 and also supplies engines for Polaris' PWC products. Such engines are developed by Fuji to the specific requirements of the Company. The Company believes its relationship with Fuji to be excellent. If, however, its informal relationship were terminated, interruption in the supply of engines would adversely affect the Company's production pending the establishment of substitute supply arrangements.

    In February 1995, the Company and Fuji entered into an agreement to form Robin Manufacturing U.S.A., Inc. ("Robin"). Under the terms of the agreement, the Company has initially invested $800,000 for a 40% ownership interest in Robin, which will build engines in the United States for recreational and industrial products. Management anticipates that, through Robin, the Company may, in the future, experience reduced foreign exchange risk, lower shipping costs and less dependence on a single source for engines. However, such benefits are not expected to be significant for some time.

    The Company's products are shipped from its manufacturing facilities by a contract carrier.

PRODUCTION SCHEDULING

    Snowmobiles are used principally in the northern United States, Canada and northern Europe in what is referred to as the "snow belt." Delivery of snowmobiles to consumers begins in the fall and continues during the winter season. Orders for each year's production of snowmobiles are placed in the spring and orders for ATVs and PWC are placed in fall and winter, after meetings with dealers and distributors, and units are built to order each year. In addition, non-refundable deposits made by consumers to dealers in the spring for snowmobiles facilitate production planning. Sales activity at the dealer level is monitored on a monthly basis for each of snowmobiles, ATVs and PWC.

    Manufacture of snowmobiles commences in the spring and continues through late autumn or early winter. The Company manufactures PWC during the fall, winter and spring months. Since May 1993, the Company has the ability to manufacture ATVs year round. Generally, the Company commences ATV production in late autumn and continues through early autumn of the following year. For the past several years, the Company has had virtually no carryover inventory at the dealer level of its production of snowmobiles, ATVs and PWC.

ENGINEERING, RESEARCH AND DEVELOPMENT

    The Company employs approximately 220 persons who are engaged in research, development and testing of products and improved production techniques. The Company believes that the Company and its predecessors were the first to develop, for commercial use, independent front end suspension for snowmobiles, the long travel rear suspension for snowmobiles, direct drive of the snowmobile track, the use of liquid cooling in snowmobile engines and brakes, the use of hydraulic brakes in snowmobiles, the three cylinder engine in snowmobiles and PWC, the adaptation of the MacPhersonTM strut front suspension and "on demand" all-wheel drive systems for use in ATVs and the application of a forced-air cooled variable power transmission system to ATVs.

    The Company utilizes internal combustion engine testing facilities to design and optimize engine configurations for its products. The Company utilizes specialized facilities for matching engine, exhaust system and clutch performance parameters in its products to achieve desired fuel consumption, power output, noise level and other objectives. The Company's engineering shop is equipped to make small quantities of new product prototypes for testing by the Company's testing teams and for the planning of manufacturing procedures. In addition, the Company's manufacturing facility in Roseau, Minnesota has a testing ground where each of the products is extensively tested under actual use conditions.

    The Company expended for research and development approximately $7.4 million in 1992, $11.1 million in 1993 and $13.5 million in 1994, which amounts were included as a component of the cost of sales in the period incurred.

COMPETITION

    The snowmobile, ATV and PWC markets in the United States and Canada are highly competitive. Competition in such markets is based upon a number of factors, including brand loyalty, price, quality, reliability, styling, product innovations and features and warranties. At the dealer level, competition is based on a number of factors including sales and marketing support programs (such as financing and cooperative advertising). Certain of the Company's competitors are more diversified and have financial and marketing resources which are substantially greater than those of the Company. See "--Industry Background."

    Polaris snowmobiles, ATVs and PWC are competitively priced and management believes the Company's sales and marketing support programs for dealers are comparable to those provided by its competitors. The Company's products compete with many other recreational products for the discretionary spending of consumers, and, to a lesser extent, with other vehicles designed for utility applications.

PRODUCT SAFETY AND REGULATION

    Snowmobiles, ATVs and PWC are motorized machines which may be operated at high speeds and in a careless or reckless manner. Accidents involving property damage, personal injuries and deaths occur in the use of snowmobiles, ATVs and PWC.

    Laws and regulations have been promulgated or are under consideration in a number of states relating to the use or manner of use of snowmobiles, ATVs and PWC. State approved trails and recreational areas for snowmobile and ATV use have been developed in response to environmental and safety concerns. The Company has supported laws and regulations pertaining to safety and noise abatement and believes that its products would be no more adversely affected than those of its competitors by the adoption of any pending laws or regulations.

    In September 1986, the staff of the CPSC ATV Task Force issued a report on regulatory options for ATVs. The Task Force recommended that the ATV industry voluntarily cease marketing ATVs intended for use by children under 12 years of age. It proposed that warning labels be placed on ATVs intended for use by children under age 14 stating that these ATVs are not recommended for use by children under 12, and on adult-sized ATVs stating that these ATVs are not recommended for use by children under the age of 16. Warning labels were recommended for use on all ATVs stating that operator training is necessary to reduce risk of injury or death.

    Based upon its findings that most states have not enacted laws regulating ATVs, the Task Force recommended that the CPSC work closely with states and other federal agencies to develop practical, uniform state legislation. Topics to be addressed included minimum operator age recommendations, licensing or certification standards requiring operator training, helmet requirements, and prohibitions on the use of alcohol and controlled-substances while operating ATVs.

    In December 1986, in a follow-up measure to the Task Force Report, the CPSC voted unanimously to continue efforts with the ATV industry to develop a voluntary standard regarding the dynamic stability characteristics of ATVs. In February 1987, the CPSC formally requested that the Justice Department initiate an enforcement action against the ATV industry seeking a voluntary recall of all three-wheel ATVs and four-wheel ATVs sold with the intention that they be used by children under 16, as well as a requirement that ATV purchasers receive "hands-on" training.

    Except for approximately 1,700 three-wheel units produced in 1985, the Company manufactures only four-wheel and six-wheel ATVs. The Company has always placed warning labels on its ATVs stating that they are designed for use only by persons aged 16 or older (which warning was revised in 1987 to provide that only adults over age 18 should operate the vehicle), that operators should always wear proper safety helmets and that riders should complete proper training prior to operating an ATV.

    On December 30, 1987, the Company reached an agreement with the CPSC regarding ATV safety. The agreement called for the repurchase of all three-wheel ATVs remaining in the hands of its distributors and dealers, the provision of additional safety oriented point-of-purchase materials in all Polaris ATV dealerships, and the addition of a mandatory "hands on" consumer and dealer safety training program designed to give all Polaris ATV dealers and consumers maximum exposure to safe riding techniques, as outlined by the Specialty Vehicle Institute of America. The Company conditions its ATV warranties described below under "--Product Liability and Warranties" on completion of the mandatory "hands on" consumer training program.

    Pursuant to the agreement with the CPSC, the Company has procedures in place for ascertaining dealer compliance with the provisions of the CPSC consent decree, including random "undercover" on-site inspections of dealerships to ensure compliance with the age restriction.

    The Company continually attempts to assure that its dealers are in compliance with the provisions of the CPSC consent decree. The Company has notified its dealers that it will terminate any dealer it determines to have violated the provisions of the CPSC consent decree. To date, it has terminated five dealers for such reason.

    The Company does not believe that the agreement with the CPSC has had or will have a material adverse effect on the Company. Nevertheless, there can be no assurance that future recommendations or regulatory actions by the CPSC, the Justice Department or individual states would not have an adverse effect on the Company. Certain state attorneys general have asserted that the CPSC agreement is inadequate and have indicated that they will seek stricter ATV regulation. The Company is unable to predict the outcome of such action or the possible effect on its ATV business.

    Certain states, notably California and New York, have proposed certain legislation involving more stringent emissions standards for two-cycle engines. Such engines are used on the Company's snowmobiles, ATVs and PWC. However, the Company has developed and currently sells a four-cycle engine for its ATVs which produces lower emissions. The Company currently is unable to predict whether such legislation will be enacted and, if so, the ultimate impact on the Company and its operations. Finally, local ordinances have been and may from time to time be considered and adopted which restrict the use of PWC to specified hours and locations. The existence of such restrictions can adversely affect market demand for PWC.

PRODUCT LIABILITY AND WARRANTIES

    The Company and its predecessors have self-insured for product liability claims since June 1985.

    Product liability claims are made against the Company from time to time. Between 1981 and March 31, 1995, the Company and its predecessors have paid an aggregate of less than $1.6 million in product liability claims. At March 31, 1995, the Company had accrued $5.3 million for the defense and possible payment of pending claims. The Company believes such accruals are adequate. The Company does not believe that the outcome of any pending product liability litigation will have a material adverse effect on the operations of the Company. However, no assurance can be given that its historical claims record, which did not include ATVs prior to 1985, or PWC prior to 1992, will not change or that material product liability claims against the Company will not be made in the future. Adverse determination of material product liability claims made against the Company would have a material adverse effect on the Company's financial condition. See Note 8 of Notes to the Financial Statements.

    The Company warrants its snowmobiles, ATVs and PWC under a "limited warranty" for a period of one year, six months, and one year, respectively. Although the Company employs quality control procedures, a product is sometimes distributed which needs repair or replacement. Historically, product recalls have been administered through the Company's dealers and distributors and have not had a material effect on the Company's business.

EMPLOYMENT

    The Company employed a total of approximately 3,100 persons at March 31, 1995. Approximately 650 of its employees are salaried. The Company considers its relations with its personnel to be excellent.

    Historically, the Company's snowmobile business was seasonal, resulting in significant differences in employment levels during the year. Despite such variations in employment levels, employee turnover was not high. With the introduction of the ATV line in 1985, the Company's employment levels have become more stable. The Company's employees have not been represented by a union since July 1982.

    The Company's compensation plans are such that a significant percentage of compensation of all employees is directly tied to the financial performance of the Company through a profit-sharing program.

PROPERTIES

    The Company owns its principal manufacturing facility in Roseau, Minnesota. The facility consists of approximately 456,000 square feet of manufacturing space located on approximately 100 acres. In August 1991, the Company acquired a fabricating facility in order to bring more component parts manufacturing in-house. This facility consists of a 190,000 square foot plant situated on 38 acres in Osceola, Wisconsin. The Company makes ongoing capital investments in its facilities. In August 1994, the Company signed a one-year lease agreement for a 223,000 square foot assembly facility located on 24 acres of land in Spirit Lake, Iowa. The Company has an option to purchase the facility for $1.85 million at the end of the lease term, which it currently intends to exercise. The Company currently uses the facility to assemble its PWC product line, and may use it to assemble certain snowmobile and ATV models in the future. These investments have increased production capacity for ATVs, snowmobiles and PWC. The Company believes that its manufacturing facilities are adequate in size and suitability for its present manufacturing needs.

    The Company owns all tooling and machinery (including heavy presses, conventional and computer-controlled welding facilities for steel and aluminum, assembly lines, paint lines, and sewing lines) used in the manufacture of its products. Although the Company holds numerous patents and uses various registered trademarks and names, it believes that the loss of any of them would not have a material effect on its business.

    The Company leases 92,000 square feet of headquarters and warehousing facilities in Minneapolis, Minnesota from related parties pursuant to a lease that will terminate in 1997. See "Management-- Certain Relationships and Related Transactions." Polaris also leases an additional 45,000 square feet of warehouse space in Minneapolis, Minnesota and 42,000 square feet of office and warehouse space in Winnipeg, Manitoba. The Company does not anticipate any difficulty in securing alternate facilities on competitive terms, if necessary, upon the termination of any of its leases.

LEGAL PROCEEDINGS

    The Company is involved in a number of legal proceedings, none of which is expected to have a material effect on the financial condition or the business of the Company.

    Injection Research Specialists commenced an action in June 1990 against the Company in Colorado federal court alleging various claims arising out of the Company's advertisement and sale of electronic fuel-injection snowmobiles. Injection Research Specialists seeks compensatory and punitive damages, its fees and costs, and injunctive relief. Fuji and UNISIA Japanese Electronic Control Systems also are parties to the action. The Company has filed counterclaims in that action and has instructed its counsel to contest the matter vigorously. Management does not believe that any judgment rendered against it in this matter would have a material adverse effect on the financial condition of the Company.

    In 1990, the Canadian income tax authorities proposed certain adjustments, principally relating to the original purchase price allocation to the Canadian subsidiary and transfer pricing matters for additional income taxes payable by the Company's Canadian subsidiary for 1987 and 1988. The resolution of these proposed adjustments may also affect the Company's Canadian income tax expense for years subsequent to 1988. The Company has been informed of the Canadian income tax authorities' intent to initiate an audit of the tax years 1989 through 1991. Management intends to vigorously contest a substantial amount of the proposed adjustments. Management does not believe that the outcome of this matter will have a materially adverse impact on the financial position or continuing operations of the Company. See Note 8 of Notes to the Financial Statements.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


    The directors and executive officers of the Company as of June 21, 1995 are:


   NAME                              AGE                POSITION
- ----------------------------------   ---   ----------------------------------
W. Hall Wendel, Jr................   52    Chairman and Chief Executive
                                             Officer, Director
Kenneth D. Larson.................   54    President and Chief Operating
                                           Officer, Director
Beverly F. Dolan..................   67    Director
Robert S. Moe.....................   63    Director
Stephen G. Shank..................   51    Director
Gregory R. Palen..................   39    Director
Andris A. Baltins.................   49    Director
John H. Grunewald.................   58    Executive Vice President, Chief
                                             Financial Officer and Secretary
Charles A. Baxter.................   47    Vice President-Engineering and
                                             Product Safety
Ed Skomoroh.......................   57    Vice President-Sales and Marketing
Jeffrey A. Bjorkman...............   35    Vice President-Manufacturing
Michael W. Malone.................   36    Vice President and Treasurer


    The Board of Directors of the Company is divided into three classes serving staggered three-year terms. The term of office of Messrs. Moe and Dolan expires in 1996; the term of office of Messrs. Wendel, Palen and Shank expires in 1997; and the term of office of Messrs. Larson and Baltins expires in 1998.


    W. Hall Wendel, Jr. is the Chairman and Chief Executive Officer of the Company and was Chief Executive Officer of Polaris Industries Capital Corporation ("PICC"), the managing general partner of Polaris Industries Associates L.P. which was the operating general partner of Polaris Industries L.P., from 1987 through the Conversion in 1994. From 1981 to 1987, Mr. Wendel was Chief Executive Officer of the predecessor of the Company. Before that time, Mr. Wendel was President of the Polaris E-Z-Go Division for two years and prior thereto, held marketing positions as Vice President of Sales and Marketing and National Sales Manager since 1974. Mr. Wendel is Chairman of the Board of Directors and Chairman of the Executive Committee of the Board of Directors of the Company.

    Kenneth D. Larson has been the President and Chief Operating Officer of the Company since the Conversion. He was the President and Chief Operating Officer of PICC from October 1988 through December 1994. Prior thereto, Mr. Larson was Executive Vice President of Toro Company responsible for its commercial, consumer and international equipment business, and held a number of general management positions after joining Toro Company in 1975. Mr. Larson serves as a director and a member of the audit committee of Featherlite Trailers, a manufacturer of stock and car trailers and as a director and a member of the compensation committee of Destron Fearing Corp., a manufacturer of animal identification devices. Mr. Larson also is a director of various private corporations. Mr. Larson serves on the Executive Committee of the Board of Directors of the Company.

    Beverly F. Dolan was the Chairman and Chief Executive Officer of Textron, Inc., a multi-industry company with operations in aerospace technology, commercial products and financial services, from 1986 through 1992. Since 1992, Mr. Dolan has been a private investor and currently serves as a director of Textron, Inc.; First Union Corporation, a bank holding company; Ruddick Corporation, a multi-industry company with operations in retail grocery, thread manufacturing and printing; and FPL Group, Inc., a Florida electrical power producer. Mr. Dolan also served on President Bush's Export Council and was elected Vice Chairman of that Council in November 1990. Mr. Dolan is Chairman of the Compensation Committee of the Board of Directors of the Company.

    Robert S. Moe was Executive Vice President and Treasurer of PICC or its predecessor from 1981 through 1992. Since 1992, he has been a private investor. Mr. Moe serves on the Compensation Committee and the Executive Committee of the Board of Directors of the Company.

    Stephen G. Shank has been the President and Chief Executive Officer of Learning Ventures, Inc., a provider of education programs, since September 1991. Prior thereto, from 1988, he was Chairman and Chief Executive Officer of Tonka Corporation, a marketer and manufacturer of toy and game products. Mr. Shank is a director of National Computer Systems, Inc., an information services company, and Advance Circuits, Inc., a manufacturer of printed circuit boards and electronic interconnect devices. Mr. Shank is also a director of various private and non-profit corporations. Mr. Shank is the Chairman of the Audit Committee of the Board of Directors of the Company.

    Gregory R. Palen has been Chairman and Chief Executive Officer of Spectro Alloys, an aluminum manufacturing company since 1989 and Chief Executive Officer of Palen/Kimball Company, a heating and air conditioning company, since 1980. He is a director of Valspar Corporation, a painting and coating manufacturing company. Mr. Palen is also a director of various private and non-profit corporations. Mr. Palen serves on the Audit Committee of the Board of Directors of the Company.

    Andris A. Baltins has been a member of the law firm of Kaplan, Strangis and Kaplan, P.A. since 1979. He is a director of Affinity Group, Inc., a membership-based marketing company. Mr. Baltins is also a director of various private and non-profit corporations. Mr. Baltins serves on the Audit Committee and the Compensation Committee of the Board of Directors of the Company.

    John H. Grunewald is Executive Vice President, Chief Financial Officer and Secretary of the Company. He served as Executive Vice President, Finance and Administration of PICC from September 1993 until the Conversion. Prior to joining the Company, Mr. Grunewald was employed for 16 years by Pentair, Inc., a diversified manufacturer of industrial products, most recently as Executive Vice President, Chief Financial Officer and Secretary.

    Charles A. Baxter is Vice President--Engineering and Product Safety of the Company. He served as Vice President, Engineering of PICC and its predecessor from June 1981 until the Conversion. Prior thereto, since 1970, he was employed as Director of Engineering of the Polaris E-Z-Go Division of Textron.

    Ed Skomoroh is Vice President--Sales and Marketing of the Company. He served as Vice President, Sales and Marketing of the Operating Company from 1988 until the Conversion. Prior thereto he was Vice President, Polaris Canada and President, Secretary and Director of Polaris Industries Inc., an Ontario corporation and a wholly-owned subsidiary of the Partnership. Mr. Skomoroh joined a predecessor to the Company in 1982 as General Manager, Canada, and was, for more than one year prior thereto, the General Manager for the Canadian operations of Arctic Enterprises, Inc., a snowmobile manufacturer.

    Jeffrey A. Bjorkman has been Vice President--Manufacturing of the Company since January 1995, and prior thereto, held positions of Plant Manager and Manufacturing Engineering Manager since July 1990. Prior to joining the Company, Mr. Bjorkman was employed by General Motors Corporation in various management positions for nine years.

    Michael W. Malone is Vice President and Treasurer of the Company. Prior to the Conversion, he served as Chief Financial Officer and Treasurer of PICC from January 1993. Prior thereto and since 1986, he was Assistant Treasurer of PICC and its predecessor. Mr. Malone joined a predecessor to the Company in 1984 after four years with Arthur Andersen & Co.

EXECUTIVE COMPENSATION

    Set forth below is information concerning the annual and long-term compensation for services in all capacities to the Company for the fiscal years ended December 31, 1994, 1993 and 1992 of those persons who were, as of December 31, 1994, (i) the Chief Executive Officer and (ii) the four other most highly paid executive officers whose total annual salary and bonus exceeded $100,000 during the fiscal year ended December 31, 1994 (the "Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                LONG-TERM COMPENSATION
                                          ANNUAL COMPENSATION           --------------------------------------
                                   ----------------------------------                                PAYOUTS
                                                            OTHER       RESTRICTED      AWARDS      ----------
                                                            ANNUAL        STOCK      ------------      LTIP       ALL OTHER
    NAME AND PRINCIPAL              SALARY     BONUS     COMPENSATION    AWARD(S)    OPTIONS/SARS    PAYOUTS     COMPENSATION
         POSITION           YEAR     ($)       ($)(A)       ($)(B)        ($)(C)         (#)           ($)          ($)(D)
- --------------------------  ----   --------   --------   ------------   ----------   ------------   ----------   ------------
W. Hall Wendel, Jr........  1994   $240,000   $480,000      --            $282,000          0               $0      $6,000
 Chairman of the Board and  1993   $240,000   $328,800      --                  $0          0               $0      $7,075
 Chief Executive Officer    1992   $240,000   $249,600      --                  $0          0       $3,736,049      $6,866

Kenneth D. Larson.........  1994   $190,000   $437,000      --            $352,500          0               $0      $6,000
 Chief Operating Officer    1993   $185,433   $278,149      --                  $0          0         $744,002      $7,075
 and President              1992   $183,750   $199,920      --                  $0          0         $858,297      $6,866

John H. Grunewald.........  1994   $170,000   $340,000      --            $352,500          0               $0      $5,231
 Executive Vice President   1993    $42,500    $31,875      --            $337,500          0               $0          $0
 and Chief Financial        1992        N/A        N/A        N/A              N/A        N/A              N/A         N/A
 Officer(E)

Charles A. Baxter.........  1994   $150,000   $205,500      --            $176,250          0               $0      $6,000
 Vice President--           1993   $150,000   $144,000      --                  $0          0               $0      $7,075
 Engineering and Product    1992   $150,000   $118,500      --                  $0          0       $1,245,335      $6,866
 Safety

Ed Skomoroh...............  1994   $129,400   $177,281      --            $176,250          0               $0      $6,000
 Vice President--           1993   $129,402   $121,636      --                  $0          0         $248,045      $7,075
 Sales and Marketing        1992   $129,402   $102,228      --                  $0          0         $286,069      $6,866

- ------------

 (A)  Bonus payments are reported for the year in which the related services were performed.

 (B)  The Company provides health club memberships, club dues, financial planning and tax preparation,
      Execucare coverage, as well as standard employee medical, dental, and disability coverage to its senior executives. The value of all such "Other Annual Compensation" is less than the minimum of
      $50,000 or 10% of the total cash compensation for each person reported above.

 (C)  On March 1, 1994, an aggregate of 112,000 First Rights were granted to Polaris employees pursuant to the 1987 Management Ownership Plan, including 8,000, 10,000, 10,000, 5,000, and 5,000 for
      Messrs. Wendel, Larson, Grunewald, Baxter and Skomoroh, respectively. In addition, 10,000 First
      Rights were granted to Mr. Grunewald in September 1993. One-half of these First Rights convert to stock on January 1, 1997 (50%) and the remainder convert on January 1, 1998 (50%). These are the total outstanding restricted shares or stock units held by the Chief Executive Officer and other four highest paid executive officers as of December 31, 1994. The share price at the close of business on December 31, 1994 was $51.625; therefore, the value of the total outstanding restricted shares for the Executive Officers at the end of the fiscal year was $413,000,
      $516,250, $1,032,500, $258,125 and $258,125 respectively, for Messrs. Wendel, Larson, Grunewald,
      Baxter and Skomoroh.

 (D)  Consists of Company matching contributions to the 401(k) retirement savings plan.

 (E)  Mr. John H. Grunewald was hired on September 27, 1993.

    The Company did not maintain a stock option plan or stock appreciation rights plan during the fiscal year ended December 31, 1994. No awards were made by the Company to any Executive Officers under any long term incentive plans during the fiscal year ended December 31, 1994 other than the First Rights grants referred to in footnote (C) above.

    The Company does not maintain any defined benefit or actuarial pension plan under which benefits are determined primarily by final compensation and years of service.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL
ARRANGEMENTS

    An agreement with Mr. Wendel provides benefits in the event of death, disability, retirement or severance. If, during the term of his employment, Mr. Wendel becomes totally disabled, the Company will pay monthly disability payments of $4,167 during his lifetime until age 65. In the event of the death of Mr. Wendel during his employment or while receiving disability payments, the Company will pay Mr. Wendel's designated beneficiary a total of $500,000 in monthly payments over ten years. In the event of termination of employment without cause, the Company will pay a total of $500,000 in monthly installments over ten years commencing on Mr. Wendel's 65th birthday or, if later, retirement. In the event of voluntary termination of employment by Mr. Wendel, the Company will pay $50,000 for each full year of service (including the period during which disability payments were received) after September 14, 1982, up to $500,000 in monthly installments over ten years commencing on Mr. Wendel's 65th birthday or, if later, retirement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee of the Board of Directors, which was established on December 22, 1994, consists of Beverly F. Dolan, Robert S. Moe and Andris A. Baltins. Mr. Moe was Executive Vice President and Treasurer of a predecessor of the Company from 1981 through 1992. Mr. Baltins is a member of the law firm of Kaplan, Strangis and Kaplan, P.A., which provided legal services to the Partnership and the Company during 1994. Of the approximately $12.3 million in fees and expenses incurred in connection with the conversion of the Partnership to corporate form in 1994, Kaplan, Strangis and Kaplan, P.A. was paid an aggregate amount of approximately $1 million. Kaplan, Strangis and Kaplan, P.A. is expected to continue to provide certain legal services to the Company during 1995. See "Legal Matters."

COMPENSATION COMMITTEE EXECUTIVE COMPENSATION PHILOSOPHY

    Levels of base compensation and participation in bonus and profit-sharing pools for executive officers of the Partnership for 1994 were established by a compensation committee of the board of directors of the operating general partner of the Partnership. Members of that compensation committee do not currently serve as directors or officers of the Company.

    The Compensation Committee of the Board of Directors of the Company was established in December 1994. The Company's future compensation programs will be tied closely to Company performance and aimed at enabling the Company to attract and retain the best possible executive talent, aligning the financial interests of the Company's management with those of its shareholders and rewarding those executives commensurately with their ability to achieve increases in shareholder value. It is anticipated that in the future, compensation for each of the Company's executive officers will consist of a base salary, an annual performance-based bonus, benefits, perquisites and stock options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Polaris Industries Partners, L.P., a partnership wholly owned by the Company ("PIP"), leases office and warehouse space in a suburb of Minneapolis, Minnesota from 1225 North County Road 18 Limited Partnership (the "1225 Partnership"). Mr. Wendel, Mr. Moe and Mr. Baxter are among the partners in the 1225 Partnership. Under the lease, which was entered into in 1983, and amended in 1990, PIP leases 60,127 square feet of warehouse space and 31,733 square feet of office space from the 1225 Partnership. The lease is on a "triple net" basis and provides for annual rent of $2.50 per square foot of warehouse space and $5.50 per square foot of office space and is adjusted annually by increases in the consumer price index, not to exceed 3.5% annually. Total lease payments for the years ending 1992, 1993 and 1994 were $429,000, $443,000 and $456,000, respectively. The lease expires in 1997.

    Mr. Baltins, a member of the Board of Directors, is also a member of the law firm of Kaplan, Strangis and Kaplan, P.A. which provided legal services to the Partnership and the Company in 1994. Of the approximately $12.3 million in fees and expenses incurred in connection with the Conversion, Kaplan, Strangis and Kaplan, P.A. was paid an aggregate amount of approximately $1 million. Kaplan, Strangis and Kaplan, P.A. is expected to continue to provide certain legal services to the Company in 1995. See "Legal Matters."

BONUS AND PROFIT SHARING PLAN

    The Company currently maintains a bonus and profit sharing plan for its employees. Individual awards under the plan, granted each year, are based upon levels of the Company's "pre-tax cash flow" and individual employee responsibility and performance. During March 1995, the Company made cash award payments under this plan for 1994 performance aggregating approximately $25 million, which amounts had been accrued by the Company at December 31, 1994. See
Note 6 of Notes to the Financial Statements.

STOCK OPTION PLAN


    The Company has a stock option plan, the Polaris Industries Inc. 1995 Stock Option Plan (the "Stock Option Plan"), under which stock options awards may be made to employees of the Company. The Stock Option Plan will remain effective until March 15, 2005 unless terminated earlier by the Board of Directors.



    The maximum number of shares of Common Stock allocated to the Stock Option Plan is 900,000 shares. As of June 21, 1995, options with respect to 169,700 shares of Common Stock have been granted under the Stock Option Plan. Such options are exercisable on or after May 10, 1998. No employee of the Company may receive options in respect of more than 400,000 shares in any calendar year. The exercise price for a stock option must be at least equal to the fair market value of the Common Stock at the time of awarding of the stock option.



    The Stock Option Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee is comprised solely of nonemployee directors of the Company who are not eligible to participate in the Stock Option Plan. Any employee of the Company may be selected by the Compensation Committee to receive an award under the Stock Option Plan. Presently, there are approximately 2,850 employees eligible to participate in the Stock Option Plan.


    The options to be granted under the Stock Option Plan will be subject to restrictions on exercise, such as exercise in periodic installments or upon attainment of specified performance criteria, as determined by the Compensation Committee. Stock options granted under the Stock Option Plan will not be transferable except by will or the laws of descent and distribution and may be exercised only by a participant during his or her lifetime. Unless otherwise determined by the Compensation Committee and provided in the applicable option agreement, options will be exercisable within 30 days of any termination of employment other than termination due to disability, death or normal retirement. The options will be exercisable within one year of a termination of employment by reason of disability, death or normal retirement but an Incentive Stock Option will not be exercisable more than three months after retirement.


    The Stock Option Plan may be terminated or amended at any time.

DEFERRED COMPENSATION PLAN FOR DIRECTORS


    The Company maintains a deferred compensation plan for directors, the Polaris Industries Inc. Deferred Compensation Plan for Directors (the "Deferred Compensation Plan"), under which directors who are not officers or employees of the Company ("Outside Directors") will receive annual awards of Common Stock Equivalents and can elect to defer all or a portion of their cash directors' fees and have the deferred amounts deemed invested in additional Common Stock Equivalents. These "Common Stock Equivalents" are phantom stock units, i.e., each Common Stock Equivalent represents the economic equivalent of one share of Common Stock. Dividends will be credited to Outside Directors as if the Common Stock Equivalents were outstanding shares of Common Stock. Such dividends will be converted into additional Common Stock Equivalents. The Deferred Compensation Plan will remain effective until the close of business on May 10, 2005, unless terminated earlier by the Board.



    As of each quarterly date on which retainer fees are payable to Outside Directors, each Outside Director will automatically receive an award of Common Stock Equivalents having a fair market value of $1,250.


    An Outside Director can also defer all or a portion of the retainer and/or meeting fees that would otherwise be paid to him or her in cash. Such deferred amounts will be converted into additional Common Stock Equivalents based on the then fair market value of the Common Stock.

    As soon as practicable after an Outside Director's Board service terminates, he or she will receive a distribution of a number of shares of Common Stock equal to the number of Common Stock Equivalents then credited to him or her under the Deferred Compensation Plan. Upon the death of an Outside Director, the shares will be issued to his or her beneficiary. Upon a change in control of the Company (as defined in the Deferred Compensation Plan), however, each Outside Director will receive a cash payment equal to the value of his or her accumulated Common Stock Equivalents.

    A maximum of 50,000 shares of Common Stock will be available for issuance under the Deferred Compensation Plan. The Deferred Compensation Plan may be terminated or amended at any time.

EMPLOYEE STOCK PURCHASE PLAN


    The Company's Board of Directors has adopted, and the Company's shareholders have approved, the Polaris Industries Inc. Employee Stock Purchase Plan (the "Stock Purchase Plan"). The effective date of the Stock Purchase Plan is January 1, 1997 or such earlier date as the Board of Directors may determine.


    Under the Stock Purchase Plan, options ("Purchase Options") to purchase up to an aggregate of 500,000 shares of Common Stock may be granted to eligible employees.

    The Stock Purchase Plan will be administered by a committee appointed by the Board of Directors (the "Stock Purchase Plan Committee"). None of the members of the Stock Purchase Plan Committee will be eligible to purchase Common Stock under the Stock Purchase Plan. The Stock Purchase Plan Committee will establish such rules and procedures as are necessary or advisable to administer the Stock Purchase Plan.

    Each employee of the Company who is customarily employed on a full-time or part-time basis and who is regularly scheduled to work more than 20 hours per week will be eligible to participate in the Stock Purchase Plan after completing six months of employment. An employee may not receive a Purchase Option under the Stock Purchase Plan if, immediately after the Purchase Option is granted, the employee would own stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company. Approximately 2,300 employees would be eligible to participate in the Stock Purchase Plan if it were to be implemented at the present time.

    In addition, no participant will be granted a Purchase Option under the Stock Purchase Plan or an option under any other employee stock purchase plan maintained by the Company to the extent that the participant's right to purchase shares of Common Stock under all such options would accrue at a rate at which the fair market value of the shares (determined at the time the option is granted) would exceed $25,000 for each calendar year in which any of the options granted to such employee is outstanding at any time. Also, unless the Stock Purchase Plan Committee otherwise determines, executive officers of the Company will not be eligible to participate in the Stock Purchase Plan.

    The Common Stock purchased under the Stock Purchase Plan will be paid for by payroll deductions. On the first day of each month, a participant will be deemed to have been granted a Purchase Option for the maximum number of whole shares of Common Stock that can be purchased at the applicable option price with the payroll deductions credited to his account for that month. The applicable option price will be an amount equal to 85% of the averages of the closing prices per share of Common Stock on the New York Stock Exchange (or other stock exchange or stock quotation system on which the Common Stock is then quoted or traded) as of the first day and the last day of the month.

    If any participant's employment with the Company terminates for any reason, any unexercised Purchase Options granted to such participant will terminate as of the date of the termination of the participant's employment. The Company promptly will refund to the participant the amount of payroll deductions then credited to the participant's account, and will deliver to the participant one or more stock certificates representing the number of shares of Common Stock credited to the participant under the Plan.

    The Employee Stock Purchase Plan may be terminated or amended at any time.

       SECURITY OWNERSHIP OF DIRECTORS, OFFICERS AND SELLING SHAREHOLDERS

    All of the shares of Common Stock being offered hereby are being sold by the Selling Shareholders named below.



    The following table sets forth certain information regarding the beneficial ownership of Common Stock as of May 31, 1995, assuming the exercise of all options, if any, exercisable on, or within 60 days of, such date, by (i) each director, (ii) the Chief Executive Officer and each of the other four most highly compensated executive officers of the Company, (iii) all executive officers and directors as a group and (iv) the Selling Shareholders. Other than as set forth in the table below, there are no persons known to the Company to beneficially own more than 5% of the Common Stock.



                                                                 BENEFICIAL OWNERSHIP(1)
                                                 --------------------------------------------------------
                                                      BEFORE OFFERING                AFTER OFFERING
                                                 --------------------------    --------------------------
                                                    FULLY                         FULLY
                                                   DILUTED                       DILUTED
                                                  NUMBER OF                     NUMBER OF
BENEFICIAL OWNER                                 SHARES OWNED    PERCENTAGE    SHARES OWNED    PERCENTAGE
- ----------------------------------------------   ------------    ----------    ------------    ----------
 DIRECTORS AND EXECUTIVE OFFICERS
- ----------------------------------------------
W. Hall Wendel, Jr.(2)........................       997,800          5.5%         997,800          5.5%
 Chairman of the Board of Directors and Chief
 Executive Officer
Kenneth D. Larson(3)..........................       108,376        *              108,376        *
 President and Chief Operating Officer and
 Director
John H. Grunewald.............................         7,000        *                7,000        *
 Executive Vice President, Chief Financial
 Officer and Secretary
Charles A. Baxter.............................       281,000          1.5%         281,000          1.5%
 Vice President--Engineering and Product
 Safety
Ed Skomoroh...................................        49,020        *               49,020        *
 Vice President--Sales and Marketing
Beverly F. Dolan..............................         1,000        *                1,000        *
 Director
Stephen G. Shank..............................           400        *                  400        *
 Director
Gregory R. Palen..............................         1,600        *                1,600        *
 Director
Andris A. Baltins(4)..........................         7,550        *                7,550        *
 Director
Robert S. Moe(5)..............................       418,400          2.3%         418,400          2.3%
 Director
All directors and executive officers as a
 group (12 persons)...........................     1,895,208         10.4%       1,895,208         10.4%

 SELLING SHAREHOLDERS
- ----------------------------------------------
LB I Group Inc.(6)............................     1,336,852          7.3%               0(7)         0
President and Fellows of Harvard College......       500,000          2.7%               0            0


- ------------

 * Represents less than 1%.

(1) Unless otherwise indicated, beneficial ownership disclosed consists of sole voting and investment power.

(2) Includes 28,000 shares held in a trust for Mr. Wendel's daughter and 100,000 shares held in the Hall and Deborah Wendel Foundation of which Mr. Wendel is president, as to which Mr. Wendel disclaims any beneficial interest.

(3) Includes 100 shares held in a trust for Mr. Larson's child and 10,200 shares owned by Mr. Larson's spouse, as to which he disclaims any beneficial interest.

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)
(4) Includes 1,000 shares held in trust for Mr. Baltins' children and 2,000 shares held in trust for one of Mr. Baltins' parents. Other members of the law firm of Kaplan, Strangis and Kaplan, P.A., of which Mr. Baltins is a member and which serves as counsel for the Company, beneficially own an aggregate of 39,750 shares.

(5) Includes 222,400 shares held in a trust for Mr. Moe's children, as to which he disclaims any beneficial interest.

(6) LB I Group Inc. ("LB I Group") is a wholly-owned subsidiary of Lehman Brothers Holdings Inc.


(7) Assumes sale of 600,000 shares to Fuji contemporaneous with the Offering and exercise of the over-allotment option by the Underwriters. See "Sale of Shares to Fuji."



    The business address for Mr. Wendel is 1225 Highway 169 North, Minneapolis, Minnesota 55441.


    The address for LB I Group is 3 World Financial Center, New York, New York 10285.

    The address for President and Fellows of Harvard College is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

    In connection with the Conversion, Mr. Wendel and Victor K. Atkins, Jr., the former general partner of the Partnership prior to the Conversion, entered into an agreement dated as of August 25, 1994 which provides, among other things, that for so long as Mr. Atkins owns no less than 3% of the outstanding shares of the Common Stock, he will vote such shares in favor of the Company's nominees for election to the Board of Directors.

                        SHARES ELIGIBLE FOR FUTURE SALE


    The Company currently has, and upon completion of the Offering will have, 18,216,258 shares of Common Stock outstanding. Of these shares, all of the shares sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, unless held by "affiliates" of the Company.


    Of the outstanding shares of Common Stock, approximately 1.5 million shares held by Fuji and certain other large shareholders will be subject to certain restrictions on resale for purposes of the Securities Act. These shares may not be sold unless they are registered under the Securities Act or unless an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act, is available. Pursuant to Rules 144 and 145, such shares are eligible for sale, subject to the volume limitation described below.

    The Company has agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any Common Stock, or any securities convertible into or exchangeable for Common Stock, until the 90th day following the closing date of the Offering without the consent of the Representatives of the Underwriters, subject to certain exceptions. The Company is permitted to issue Common Stock in connection with certain acquisition, merger and business combination transactions, none of which is currently contemplated by management.

    In general, under Rule 144 as currently in effect, a shareholder (or shareholders whose shares are aggregated) who has beneficially owned "restricted securities" for at least two but less than three years, and any affiliate of the Company who has owned shares for at least two years, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of the Company's Common Stock (182,062 shares immediately after the Offering) or the average weekly trading volume in the Company's Common Stock on the New York Stock Exchange during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A shareholder (or shareholders whose shares are aggregated) who is not an affiliate of the Company for at least 90 days prior to a proposed transaction and who has beneficially owned "restricted securities" for at least three years is entitled to sell such shares under Rule 144 without regard to the limitations described above.

    Pursuant to certain registration rights agreements with the Company, Mr. Atkins and his permitted transferees have been granted certain demand registration rights. In addition, Mr. Atkins and his permitted transferees are entitled to exercise incidental or "piggyback" registration rights with respect to certain offerings of shares of Common Stock. Mr. Atkins has waived such rights with respect to the Offering. After the sale of the shares to Fuji, Fuji will have similar demand and piggyback registration rights. See "Sale of Shares to Fuji."

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The authorized capital stock of the Company consists of 80,000,000 shares of Common Stock, par value $.01 per share, and 20,000,000 shares of preferred stock, issuable in series.

COMMON AND PREFERRED STOCK



    As of June 21, 1995, 18,216,258 shares of Common Stock were issued and outstanding, and 485,200 shares were issuable upon exercise of outstanding options. All such outstanding shares of Common Stock are fully paid and nonassessable. Holders of Common Stock have no preemptive rights to purchase or subscribe for securities of the Company and the Common Stock is not convertible or subject to redemption by the Company.


    Subject to the rights of holders of any class of capital stock of the Company having any preference or priority over the Common Stock, none of which are outstanding as of the date of this Prospectus, the holders of the Common Stock are entitled to dividends in such amounts as may be declared by the Board of Directors of the Company from time to time out of funds legally available for such payments and, in the event of liquidation, to share ratably in any assets of the Company remaining after payment in full of all creditors and provisions for any liquidation preferences on any outstanding preferred stock ranking prior to the Common Stock.

    The Board of Directors, without further action by the shareholders, is authorized to issue up to 20,000,000 shares of preferred stock in one or more series and to fix and determine as to any series all the relative rights and preferences of shares in such series, including, without limitation, preferences, limitations or relative rights with respect to redemption rights, if any, voting rights, if any, dividend rights and preferences on liquidation. The Company has no present intention to issue any preferred stock, but may determine to do so in the future.

VOTING

    Holders of Common Stock are entitled to cast one vote per share on matters submitted to a vote of shareholders. No holder of Common Stock will be entitled to any cumulative voting rights. Approval of any matter submitted to shareholders requires the affirmative vote of the greater of (a) a majority of the voting power of the shares present and entitled to vote on that item of business or (b) a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business at a duly held meeting of shareholders; except that the Company's Articles of Incorporation provide that the affirmative vote of holders of at least 75% of the voting power of all outstanding shares entitled to vote is required for the removal of a director, with or without cause, from office. If the Company has more than one class of stock outstanding in the future, class voting will be required on certain matters that generally have a material adverse effect on shares of a class.

BOARD OF DIRECTORS


    The Company's Articles of Incorporation provide that the business and affairs of the Company shall be managed by or under the direction of a Board of Directors consisting of not less than three nor more than 15 persons, who need not be shareholders. The number of directors may be increased by shareholders or the Board of Directors or decreased by the shareholders from the number of directors on the Board of Directors immediately prior to the effective date of the Articles of Incorporation, provided, however, that any change in the number of directors on the Board of Directors shall be approved by the affirmative vote of not less than 75% of the voting power of all outstanding shares entitled to vote, entitled to be cast by the holders of the then outstanding voting shares, voting together as a single class, unless such change shall have been approved by a majority of the entire Board of Directors. The directors are divided into three classes, designated Class I, Class II and Class III. The term of the initial Class I directors terminates on the date of the 1998 annual meeting of shareholders, the term of the initial Class II directors terminates on the date of the 1996 annual meeting of shareholders, and the term of the initial Class III directors terminates on the date of the 1997 annual meeting of shareholders. At each succeeding meeting of annual shareholders beginning in 1996, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. Removal of a director from office, with or without cause, requires the affirmative vote of not less than 75% of the voting power of all outstanding shares entitled to vote, voting together as a single class.


ANTI-TAKEOVER PROVISIONS

    Certain provisions of the Company's Articles of Incorporation and By-laws and the Minnesota Business Corporations Act ("MBCA") could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and management and in the policies formulated by the Board of Directors and to discourage an unsolicited takeover of the Company if the Board of Directors determines that such takeover is not in the best interests of the Company and its shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some, or a majority of, shareholders deemed such an attempt to be in their best interests.

    ARTICLES OF INCORPORATION PROVISIONS. Pursuant to the Company's Articles of Incorporation, the Board of Directors of the Company is divided into three classes serving staggered three-year terms. In accordance with the MBCA, directors can be removed from office, with or without cause, only by the affirmative vote of holders of 75% of the outstanding shares entitled to vote.

    BY-LAW PROVISIONS. The By-laws provide that any action required or permitted to be taken by the shareholders of the Company may be effected only at a regular or special meeting of shareholders and prohibits shareholder action by less than unanimous written consent in lieu of a meeting. Special meetings of shareholders may be called by a shareholder or shareholders holding 10% of the voting power of all shares entitled to vote; except that a special meeting for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the Board of Directors for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote.

    MINNESOTA CONTROL SHARE/FAIR PRICE LAW. Section 671 of the MBCA provides that, generally, a person who becomes the beneficial owner of 20% or more of the voting power of the shares of the Company in the election of directors may exercise only an aggregate of 20% of the voting power of the Company's shares in the absence of special shareholders' approval. That approval can only be obtained by resolution adopted by (i) the affirmative vote of the holders of the majority of the voting power of all shares entitled to vote, including all shares held by the acquiring person, and (2) the affirmative vote of the holders of the majority of the voting power of all shares entitled to vote, excluding all "interested shares" (shares held by the acquiring person, any officer of the Company or any director of the

Company who is also an officer of the Company). If the shareholders approve a share acquisition that would increase the acquiring person's beneficial interest to 20% or more, but less than 33 1/3%, of the voting power of the Company's shares, a similar shareholder vote is required to permit the acquiring person to exercise voting power with respect to 33 1/3% or more of the outstanding shares upon becoming beneficial owner of shares otherwise entitled to one-third or more of the voting power of the Company's shares. A similar shareholder vote generally is necessary to permit the acquiring person to exercise the majority of voting power following acquisition of shares otherwise entitled to the majority of such voting power.

    Section 673 of the MBCA restricts transactions with a shareholder acquiring 10% or more of the voting power of the shares of the Company entitled to vote unless the share acquisition or the transaction has been approved by the Board of Directors prior to the acquisition of the 10% interest. For four years after the 10% threshold is exceeded (absent prior board approval), the Company cannot have a sale of substantial assets, merger, loan, substantial issuance of stock, plan of liquidation or reincorporation involving such shareholder or its affiliates.

    Section 675 of the MBCA generally provides that, in the absence of disinterested director approval, an offeror may not acquire shares of the Company from a shareholder within two years following the offeror's last purchase of shares of the same class pursuant to a takeover offer, unless the shareholder is afforded a reasonable opportunity at that time to dispose of the shares to the offeror on terms substantially equivalent to the terms of the earlier takeover offer.

LIMITATION OF LIABILITY

    As permitted by Minnesota law, the Company's Articles of Incorporation provide that directors of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is Norwest Bank Minnesota, N.A.

                             SALE OF SHARES TO FUJI


    Prior to the Offering, Fuji beneficially owned 60,000 shares of Common Stock. Pursuant to an agreement dated as of April 24, 1995, Fuji has agreed, subject to certain conditions, to purchase 600,000 shares of Common Stock from an affiliate of Lehman Brothers Inc. at a price per share equal to the lesser of $65 or the public offering price in the Offering (i.e., the "Price to Public" appearing on the cover page of this Prospectus) (such lesser amount, the "Fuji Purchase Price"). The closing of such purchase will be contemporaneous with, and is conditioned upon, the closing of the sale of the shares offered hereby by the Underwriters. In addition, Fuji has agreed to purchase from Lehman Brothers Inc. or its affiliates any shares not purchased by the Underwriters pursuant to the over-allotment option granted to them at a price per share equal to the Fuji Purchase Price (subject to adjustment in the event the Company declares a dividend in excess of $0.15 per share with a record date after the sale of the 600,000 shares to Fuji and prior to such subsequent sale). If such over-allotment option is not exercised by the Underwriters, after consummation of such transactions, Fuji will beneficially own 796,852 shares of Common Stock, or approximately 4.4% of the Common Stock outstanding. If such over-allotment option is exercised in full by the Underwriters, after consummation of such transactions Fuji will beneficially own 660,000 shares of Common Stock, or approximately 3.6% of the Common Stock outstanding. See "Underwriting."

                                  UNDERWRITING

    The Underwriters named below (the "Underwriters"), acting through their representatives, Lehman Brothers Inc., Goldman, Sachs & Co. and Piper Jaffray Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions of an Underwriting Agreement with the Selling Shareholders and the Company (the "Underwriting Agreement"), to purchase from the Selling Shareholders the aggregate number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase all of such shares if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Underwriting Agreement.


                                                                   NUMBER OF
    UNDERWRITERS                                                    SHARES
- ----------------------------------------------------------------   ---------
Lehman Brothers Inc. ...........................................    265,000
Goldman, Sachs & Co. ...........................................    265,000
Piper Jaffray Inc. .............................................    265,000
Oppenheimer & Co., Inc. ........................................     65,000
Smith Barney Inc. ..............................................     65,000
William Blair & Company.........................................     35,000
The Chicago Corporation.........................................     35,000
Dain Bosworth Incorporated......................................     35,000
John G. Kinnard and Company, Incorporated ......................     35,000
Summit Investment Corporation...................................     35,000
                                                                  ----------
     Total......................................................  1,100,000
                                                                  ----------
                                                                  ----------


    The Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession.

    LB I Group has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to 136,852 additional shares of Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares as the number of shares of Common Stock to be purchased by that Underwriter shown in the foregoing table bears to the 1,100,000 shares of Common Stock initially offered hereby.

    Prior to the Offering, LB I Group beneficially owned 7.3% of the outstanding Common Stock on a fully diluted basis. Under Schedule E to the By-Laws of the National Association of Securities Dealers, Inc. (the "NASD"), LB I Group may be deemed an affiliate of Lehman Brothers Inc. The Offering is being conducted in accordance with Schedule E, which provides that, among other things, when an NASD member participates in the underwriting of an affiliate's equity securities, the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Goldman, Sachs & Co. has served in such role and will recommend a price in compliance with the requirements of Schedule
E. In connection with the Offering, Goldman, Sachs & Co. in its role as qualified independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. In addition, the Underwriters may not confirm sales to any discretionary account without the prior specific written approval of the customer.

    Fuji has agreed to purchase 600,000 shares from an affiliate of Lehman Brothers Inc., as set forth in "Sale of Shares to Fuji" above. Fuji also has agreed to purchase from Lehman Brothers Inc. or its affiliates up to 136,852 additional shares of Common Stock to the extent that the over-allotment option described above is not fully exercised by the Underwriters.

    The Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $1.12 per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share on sales to certain other dealers. After the initial public offering of the Common Stock, the public offering price, concession and discount may be changed.


    The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities which may be incurred in connection with the offering of the Common Stock and the exercise of the over-allotment option, including liabilities under the Securities Act.

    Without the consent of the Representatives, the Company has agreed not to, for a period of 90 days following the date of the Offering, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares, subject to certain exceptions. The Company is permitted to issue Common Stock in connection with certain acquisition, merger and business combination transactions, none of which is currently contemplated by management.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock under Minnesota law will be passed upon for the Company by Kaplan, Strangis and Kaplan, P.A., Minneapolis, Minnesota. Andris A. Baltins, a member of the Board of Directors of the Company, is also a member of the law firm of Kaplan, Strangis and Kaplan, P.A. Certain legal matters in connection with the offering of the Common Stock being made hereby will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Simpson Thacher & Bartlett acted as special counsel to the Partnership in connection with the Conversion. Simpson Thacher & Bartlett will rely upon Kaplan, Strangis and Kaplan, P.A. with respect to matters of Minnesota law;
and Kaplan, Strangis and Kaplan, P.A. will rely upon Simpson Thacher & Bartlett with respect to matters of New York law.

                                    EXPERTS

    The financial statements of Polaris Industries Inc. (formerly Polaris Industries Partners, L.P.) as of December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, included in this Prospectus and the Registration Statement of which this Prospectus forms a part, have been audited by McGladrey & Pullen, LLP, independent public accountants, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS


CONTENTS                                                                                 PAGE
- --------------------------------------------------------------------------------------   ----
INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS..............................   F-2

FINANCIAL STATEMENTS
Balance sheets as of December 31, 1993 and 1994 and March 31, 1995 (unaudited)........   F-3
Statements of operations for the years ended December 31, 1992, 1993 and 1994, and the
  three-month periods ended March 31, 1994 and 1995 (unaudited).......................   F-4
Statements of shareholders' equity for the years ended December 31, 1992, 1993 and
  1994, and the three-month period ended March 31, 1995 (unaudited)...................   F-5
Statements of cash flows for the years ended December 31, 1992, 1993 and 1994, and the
  three-month periods ended March 31, 1994 and 1995 (unaudited).......................   F-6
Notes to financial statements for the years ended December 31, 1992, 1993 and 1994,
  and the three-month periods ended March 31, 1994 and 1995 (unaudited)...............   F-7

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
POLARIS INDUSTRIES INC.
Minneapolis, Minnesota


    We have audited the accompanying balance sheets of POLARIS INDUSTRIES INC. (formerly Polaris Industries Partners L.P.) as of December 31, 1993 and 1994, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Polaris Industries Inc. as of December 31, 1993 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


                                          MCGLADREY & PULLEN, LLP


Minneapolis, Minnesota
February 2, 1995, except for Note 12
  as to which the date is May 10, 1995

                            POLARIS INDUSTRIES INC.
                                 BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)



                                                                DECEMBER 31,
                                                            --------------------     MARCH 31,
                                                              1993        1994         1995
                                                            --------    --------    -----------
                                                                                    (UNAUDITED)
   ASSETS
Current Assets
  Cash and cash equivalents (Note 2).....................   $ 33,798    $ 62,881     $  38,878
  Trade receivables......................................     21,340      29,700        26,005
  Inventories (Note 3)...................................     52,057      88,714       105,365
  Prepaid expenses and other.............................      2,553       5,194         4,572
  Deferred tax assets (Note 5)...........................      --         20,000        16,000
                                                            --------    --------    -----------
        Total current assets.............................    109,748     206,489       190,820
                                                            --------    --------    -----------
Deferred Tax Assets (Note 5).............................      --         45,000        44,000
                                                            --------    --------    -----------
Property and Equipment at cost
  Land, buildings and improvements.......................     10,737      14,913        17,065
  Equipment and tooling..................................     56,480      77,116        86,637
                                                            --------    --------    -----------
                                                              67,217      92,029       103,702
  Less accumulated depreciation..........................     27,486      38,368        44,464
                                                            --------    --------    -----------
                                                              39,731      53,661        59,238
                                                            --------    --------    -----------
Intangibles
  Cost in excess of net assets of business acquired, net
    of amortization of $4,968, 1993; $5,722, 1994 and
    $5,910, 1995.........................................     25,710      24,956        24,768
  Dealer network, net of amortization of $39,811, 1993;
    $44,000, 1994 and $44,000, 1995......................      4,189       --           --
  Other, net of amortization of $2,311, 1993; $2,421,
    1994 and $2,448, 1995................................      1,170       1,060         1,033
                                                            --------    --------    -----------
                                                              31,069      26,016        25,801
                                                            --------    --------    -----------
                                                            $180,548    $331,166     $ 319,859
                                                            --------    --------    -----------
                                                            --------    --------    -----------
    LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable.......................................   $ 36,122    $ 58,932     $  68,074
  Distributions payable..................................     11,851      12,736        34,956
  Accrued expenses:
    Compensation (Note 6)................................     20,060      33,349        12,158
    Warranties...........................................     11,412      23,838        22,676
    Other................................................     10,856      17,447        20,606
  Income taxes payable (Notes 5 and 8)...................      7,754      15,155        14,864
                                                            --------    --------    -----------
        Total current liabilities........................     98,055     161,457       173,334
                                                            --------    --------    -----------
Commitments and Contingencies (Notes 4, 6, 8, 9 and 12)

Partners' Capital........................................     82,493       --           --
Shareholders' Equity (Notes 6 and 8)
  Preferred stock $0.01 par value, authorized 20,000,000
shares, no issued and outstanding shares.................      --          --           --
  Common stock $0.01 par value, authorized 80,000,000
    shares, issued and outstanding, 18,110,684 shares
    1994 and 18,206,258 shares 1995......................      --            181           182
  Additional paid-in capital.............................      --        103,935       108,806
  Compensation payable in common stock...................      --         12,251         8,928
  Retained earnings......................................      --         53,342        28,609
                                                            --------    --------    -----------
                                                              82,493     169,709       146,525
                                                            --------    --------    -----------
                                                            $180,548    $331,166     $ 319,859
                                                            --------    --------    -----------
                                                            --------    --------    -----------


                       See Notes to Financial Statements

                            POLARIS INDUSTRIES INC.
                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 FOR THE THREE
                                              FOR THE YEARS ENDED DECEMBER          MONTHS
                                                          31,                   ENDED MARCH 31,
                                             ------------------------------   -------------------
                                               1992       1993       1994       1994       1995
                                             --------   --------   --------   --------   --------
                                                                                  (UNAUDITED)
Sales.....................................   $383,818   $528,011   $826,286   $145,471   $254,793
Cost of Sales.............................    278,892    397,724    643,003    117,613    208,078
                                             --------   --------   --------   --------   --------
        Gross profit......................    104,926    130,287    183,283     27,858     46,715
                                             --------   --------   --------   --------   --------
Operating Expenses
  Selling, general and administrative.....     52,238     63,594     80,985     14,447     25,269
  First Rights compensation...............      4,570      6,300      9,268      1,786      1,614
  Amortization of intangibles.............      7,427      7,166      5,053      1,787        215
  Conversion (Note 1).....................      --         --        12,315      --         --
                                             --------   --------   --------   --------   --------
        Total operating expenses..........     64,235     77,060    107,621     18,020     27,098
                                             --------   --------   --------   --------   --------
        Operating income..................     40,691     53,227     75,662      9,838     19,617
Nonoperating Expense (Income), net........      1,010        (43)      (254)       (72)    (1,255)
                                             --------   --------   --------   --------   --------
        Income before income taxes........     39,681     53,270     75,916      9,910     20,872
Provision for Income Taxes (Notes 5
  and 8)..................................      4,980      7,457     11,966      1,344      7,932
                                             --------   --------   --------   --------   --------
                                               34,701     45,813     63,950      8,566     12,940
Income Tax Adjustment for Change in Tax
  Status (Note 5).........................      --         --       (65,000)     --         --
                                             --------   --------   --------   --------   --------
        Net income........................   $ 34,701   $ 45,813   $128,950   $  8,566   $ 12,940
                                             --------   --------   --------   --------   --------
                                             --------   --------   --------   --------   --------
Net Income Per Share (Note 1).............                         $   7.00              $   0.70
                                                                   --------              --------
                                                                   --------              --------
Weighted Average Number of Common and
  Common Equivalent Shares Outstanding
  (Note 1)................................     17,968     18,215     18,423     18,407     18,523
                                             --------   --------   --------   --------   --------
                                             --------   --------   --------   --------   --------
Pro Forma Information (Note 10)
- -------------------------------
  Income before income taxes..............   $ 39,681   $ 53,270   $ 88,231   $  9,910
  Provision for income taxes..............     15,079     20,243     33,528      3,766
                                             --------   --------   --------   --------
        Net income........................   $ 24,602   $ 33,027   $ 54,703   $  6,144
                                             --------   --------   --------   --------
  Net income per share....................   $   1.37   $   1.81   $   2.97   $   0.33
                                             --------   --------   --------   --------
                                             --------   --------   --------   --------


                       See Notes to Financial Statements.

                            POLARIS INDUSTRIES INC.
                       STATEMENTS OF SHAREHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                     PARTNERS' CAPITAL
                                                                   -----------------------------------------------------
                                                                                     LIMITED PARTNERS' INTEREST
                                                                             -------------------------------------------
                                  SHAREHOLDERS' EQUITY                                      FIRST RIGHTS
                       ------------------------------------------                      ----------------------    TOTAL
                               ADDITIONAL  COMPENSATION            GENERAL             ASSIGNED                 LIMITED
                       COMMON   PAID-IN     PAYABLE IN   RETAINED  PARTNERS'           CAPITAL     DEFERRED    PARTNERS'
                       STOCK    CAPITAL    COMMON STOCK  EARNINGS  INTEREST    BACS     VALUE    COMPENSATION  INTEREST    TOTAL
                       ------  ----------  ------------  --------  --------  --------  --------  ------------  ---------  --------
Balance, December 31,
  1991................  $--     $ --         $ --        $ --      $ (5,066) $ 71,499  $ 19,114    $ (2,684)   $  87,929  $ 82,863
 First Rights
   conversion to
   BACs...............  --        --           --          --         --       12,407   (12,407)     --           --         --
 First Rights grants
   and amortization...  --        --           --          --         --        --        2,395       2,175        4,570     4,570
 Cash distributions
   declared...........  --        --           --          --        (9,257)  (35,250)    --         --          (35,250)  (44,507)
 Net income for the
   year...............  --        --           --          --         7,218    27,483     --         --           27,483    34,701
                       ------  ----------      ------    --------  --------  --------  --------       -----    ---------  --------
Balance, December 31,
  1992................  --        --           --          --        (7,105)   76,139     9,102        (509)      84,732    77,627
 First Rights
   conversion to
   BACs...............  --        --           --          --         --        6,042    (6,072)     --              (30)      (30)
 First Rights grants
   and amortization...  --        --           --          --         --        --        5,791         509        6,300     6,300
 Cash distributions
   declared...........  --        --           --          --        (9,821)  (37,396)    --         --          (37,396)  (47,217)
 Net income for the
   year...............  --        --           --          --         9,529    36,284     --         --           36,284    45,813
                       ------  ----------      ------    --------  --------  --------  --------       -----    ---------  --------
Balance, December 31,
  1993................  --        --           --          --        (7,397)   81,069     8,821      --           89,890    82,493
 First Rights
   conversion to
   BACs...............  --        --           --          --         --        5,778    (5,838)     --              (60)      (60)
 First Rights
  grants..............  --        --           --          --         --        --        9,268      --            9,268     9,268
 Cash distributions
   declared...........  --        --           --          --       (10,596)  (40,346)    --         --          (40,346)  (50,942)
 Net income for the
   year (Note 1)......  --        --           --         53,342     15,726    59,882     --         --           59,882   128,950
 Conversion (Note1)...   181     103,935       12,251      --         2,267  (106,383)  (12,251)     --         (118,634)    --
                       ------  ----------      ------    --------  --------  --------  --------       -----    ---------  --------
Balance, December 31,
  1994................   181     103,935       12,251     53,342      --        --        --         --           --       169,709
 First Rights
   conversion to
   common stock
   (unaudited)........     1       4,871       (4,937)     --         --        --        --         --           --           (65)
 Rights grants
   (unaudited)........  --        --            1,614      --         --        --        --         --           --         1,614
 Dividends declared
   ($2.07 per share)
   (unaudited)........  --        --           --        (37,673 )    --        --        --         --           --       (37,673)
 Net income for the
   three months
   (unaudited)........  --        --           --         12,940      --        --        --         --           --        12,940
                       ------  ----------      ------    --------  --------  --------  --------       -----    ---------  --------
Balance, March 31, 1995
 (unaudited)..........  $182    $108,806     $  8,928    $28,609   $  --     $  --     $  --       $ --        $  --      $146,525
                       ------  ----------      ------    --------  --------  --------  --------       -----    ---------  --------
                       ------  ----------      ------    --------  --------  --------  --------       -----    ---------  --------


                       See Notes to Financial Statements.

                            POLARIS INDUSTRIES INC.
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                   FOR THE THREE
                                                                                MONTHS ENDED MARCH
                                            FOR THE YEARS ENDED DECEMBER 31,            31,
                                            --------------------------------    -------------------
                                              1992        1993        1994        1994       1995
                                            --------    --------    --------    --------    -------
                                                                                    (UNAUDITED)
Cash Flows From Operating Activities
  Net income.............................   $ 34,701    $ 45,813    $128,950    $  8,566    $12,940
  Adjustments to reconcile net income to
    cash flow from operating activities
    Depreciation.........................      9,830      12,446      18,599       4,418      6,047
    Amortization.........................      7,427       7,166       5,053       1,787        215
    First Rights compensation............      4,570       6,300       9,268       1,786      1,614
    Deferred income taxes................      --          --        (65,000)      --         5,000
    Changes in current operating items
      Trade receivables..................     (6,372)     (4,465)     (8,360)        571      3,695
      Inventories........................    (10,528)    (14,481)    (36,657)    (21,196)   (16,651)
      Accounts payable...................     11,605      11,176      22,810       6,326      9,142
      Accrued expenses...................      1,167      12,977      32,306     (11,528)   (19,194)
      Income taxes payable...............      3,154       4,124       7,401        (523)      (291)
      Other..............................       (238)     (1,733)     (2,701)        362        557
                                            --------    --------    --------    --------    -------
        Net cash provided by (used in)
          operating activities...........     55,316      79,323     111,669      (9,431)     3,074
                                            --------    --------    --------    --------    -------
Cash Flows From Investing Activities
  Purchase of property and equipment.....    (12,295)    (18,126)    (32,529)     (5,474)   (11,624)
                                            --------    --------    --------    --------    -------
Cash Flows From Financing Activities
  Cash distributions to partners.........    (44,025)    (46,493)    (50,057)    (11,851)   (12,736)
  Cash dividends to shareholders.........      --          --          --          --        (2,717)
                                            --------    --------    --------    --------    -------
        Net cash used in financing
          activities.....................    (44,025)    (46,493)    (50,057)    (11,851)   (15,453)
                                            --------    --------    --------    --------    -------
        Increase (decrease) in cash and
          cash equivalents...............     (1,004)     14,704      29,083     (26,756)   (24,003)
Cash and Cash Equivalents
  Beginning..............................     20,098      19,094      33,798      33,798     62,881
                                            --------    --------    --------    --------    -------
  Ending.................................   $ 19,094    $ 33,798    $ 62,881    $  7,042    $38,878
                                            --------    --------    --------    --------    -------
                                            --------    --------    --------    --------    -------


                       See Notes to Financial Statements.

                            POLARIS INDUSTRIES INC.
                         NOTES TO FINANCIAL STATEMENTS
(INFORMATION PERTAINING TO THE THREE-MONTH PERIODS ENDED MARCH 31, 1994 AND 1995
                                 IS UNAUDITED)


NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

    Organization: Polaris Industries Inc. (the Corporation) was formed for the purpose of effecting the conversion of Polaris Industries Partners L.P., a Delaware limited partnership (the Partnership), from a publicly traded limited partnership to a publicly traded corporation on December 22, 1994 (the Conversion). The Corporation issued 16,010,441 shares of $0.01 par value common stock to the Partnership's Limited Partners in exchange for their limited partner interests, 2,100,243 shares of common stock to the affiliates of EIP Associates L.P. (the General Partner) in exchange for the entire general partnership interests and rights and ultimately 312,500 shares of common stock to the holders of 312,500 First Rights. As a result of the Conversion, the Corporation owns all of the general and limited partnership interests in the Partnership. The Corporation had no operations prior to the conversion and is continuing the business of the Partnership with the same operating management, but without management involvement by the General Partner. The activities of the Partnership and the Corporation are referred to herein as activities of the Company.

    The Conversion has been accounted for as a reorganization of affiliated entities, with the assets and liabilities of the Partnership recorded at their historical cost basis, except that deferred taxes relating to the temporary differences between the financial reporting and the income tax bases of certain assets and liabilities at the date of the Conversion were recorded by the Corporation (Note 5). The statements of operations, shareholders' equity and cash flows for 1992, 1993 and for 1994 through the date of the Conversion reflect the operations of the Partnership. The costs of the Conversion were recorded as an expense of the Corporation in the statement of operations at the time of the Conversion. Other than the effect of recording deferred taxes and the costs of the Conversion, net income for the year ended December 31, 1994, has been prorated between retained earnings of the Corporation and partners' capital of the Partnership for purposes of the statement of shareholders' equity.

    Business: The Company is engaged in a single industry segment consisting of the design, engineering and manufacture of recreational and utility vehicles and markets them together with related parts, garments and accessories through a network of dealers, distributors and its Canadian subsidiary.

    Basis of presentation: The financial statements of the Company include the accounts of the Corporation, the Partnership and its Canadian subsidiary. All significant intercompany transactions and balances have been eliminated in the combination.

    Cash equivalents: The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

    Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market.

    Depreciation and amortization: Depreciation and amortization are provided using the straight-line method based on the estimated useful lives of individual assets over the following periods:

                                                                      YEARS
                                                                      -----
Buildings and improvements.........................................   10-20
Equipment and tooling..............................................     1-7
Cost in excess of net assets of business acquired..................      40
Other intangibles..................................................    5-17


    Fully depreciated tooling is eliminated from the accounting records annually.

                            POLARIS INDUSTRIES INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION PERTAINING TO THE THREE-MONTH PERIODS ENDED MARCH 31, 1994 AND 1995
                                 IS UNAUDITED)


NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
    The Company reviews its intangibles quarterly to determine potential impairment by comparing the carrying value of the intangibles with expected future net cash flows provided by operating activities of the business. Should the sum of the expected future net cash flows be less than the carrying value, the Company would determine whether an impairment loss should be recognized. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the business. Fair value will be determined based on appraised market value. To date, management has determined that no impairment of intangibles exists.

    Product warranties: The Company provides for estimated normal and extended warranty costs at the time of sale to distributors and dealers and for other costs associated with specific items at the time their existence and amounts are determinable.

    Reclassification: For the years ended December 31, 1992 and 1993, the Company has reclassified certain expenses to be consistent with the classification adopted for the current year's statement of operations presentation.

    Foreign currency: The Canadian subsidiary maintains its books of record using Canadian currency and uses United States currency as the functional currency. Canadian assets and liabilities are translated at the foreign exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average foreign exchange rate in effect. Translation and exchange gains and losses are reflected in earnings.


    Foreign exchange contracts: The Company enters into foreign exchange contracts to hedge certain of its purchase commitments denominated in foreign currencies and transfers of funds from its Canadian subsidiary. Market value gains and losses are recognized at the time of purchase or transfer of funds.



    Revenue recognition: Revenues are recognized at the time of delivery to the dealer or distributor. The Company has not historically recorded an allowance for product returns because such returns, whether in the normal course of business or resulting from repossession under its customer financing program (see Note 4), have not been material. However, management intends to record a return allowance when it becomes probable such returns will be material. The Company provides for estimated sales promotion expenses at the time of sale to the dealer or distributor customer.



    Research and development costs: Research and development costs are charged to operations as incurred and totalled $7,396,000, $11,145,000, and $13,465,000 for 1992, 1993 and 1994, respectively, and $2,587,000 and $3,942,000 for the three months ended March 31, 1994 and 1995, respectively. These costs are included as a component of cost of sales on the accompanying statements of operations.



    Net income per share: Net income per share is calculated based on the weighted average number of common and common equivalent shares outstanding during 1994 as if the conversion transaction discussed above occurred at the beginning of the year. Common equivalent shares represent the number of shares issuable upon conversion of the Rights outstanding. Net income per share is not applicable for 1992 or 1993 because the Company was a partnership in those years.


    Cash distributions from operations: Prior to the Conversion, cash distributions from operations were determined at the discretion of the General Partner and were allocated 79.2 percent to the limited partners and 20.8 percent to the General Partner.

                            POLARIS INDUSTRIES INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION PERTAINING TO THE THREE-MONTH PERIODS ENDED MARCH 31, 1994 AND 1995
                                 IS UNAUDITED)


NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

    Interim financial information (unaudited): The financial statements and notes related thereto as of March 31, 1995, and for the three-month periods ended March 31, 1994 and 1995, are unaudited, but in the opinion of management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations. The operating results for the interim periods are not necessarily indicative of the operating results to be expected for a full year or for other interim periods.


NOTE 2. CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of the following (in thousands):


                                                            DECEMBER 31,
                                                         ------------------    MARCH 31,
                                                          1993       1994        1995
                                                         -------    -------    ---------
Cash on deposit with United States financial
  institutions........................................   $   522    $    10     $    11
Cash on deposit with a Canadian financial institution
  (in US dollars).....................................     3,469     12,553       2,588
Investment in institutional and government fund.......    29,807     20,352      31,330
Commercial paper......................................        --     29,966       4,949
                                                         -------    -------    ---------
                                                         $33,798    $62,881     $38,878
                                                         -------    -------    ---------
                                                         -------    -------    ---------


    The Company maintains cash in deposit accounts which frequently exceed United States and Canadian insured limits. Management places deposits with financial institutions only after evaluating the institution's financial strength.

    The Company invests in an institutional and government fund, consisting of a portfolio of money market instruments with an average weighted maturity of not more than 90 days, including those of the United States government, banker's acceptances, time deposits, certificate of deposits and certain high grade commercial paper, nonconvertible corporate debt and loan participation interest.


    The Company also invests in commercial paper, consisting of corporate debt securities with maturities of not more than 90 days. At December 31, 1994 and March 31, 1995, the investment in corporate debt securities is diversified among five and two high credit quality issuers in various industries, respectively. The commercial paper is classified as available for sale and as such, is stated at fair value, which at December 31, 1994 and March 31, 1995, approximated amortized cost. During the year ended December 31, 1994, and the three-month periods ended March 31, 1994 and 1995, the Company purchased $109,966,000, $8,963,000 and $54,554,000 of commercial paper, respectively, and realized proceeds of $80,000,000, $4,000,000 and $80,000,000, respectively, from sales of commercial paper.

                            POLARIS INDUSTRIES INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION PERTAINING TO THE THREE-MONTH PERIODS ENDED MARCH 31, 1994 AND 1995
                                 IS UNAUDITED)


NOTE 3. INVENTORIES

    The major components of inventories are as follows (in thousands):


                                                   DECEMBER 31,
                                                ------------------    MARCH 31,
                                                 1993       1994        1995
                                                -------    -------    ---------
Raw materials................................   $21,571    $32,717    $  31,772
Service parts................................    23,379     29,067       27,703
Finished goods...............................     7,107     26,930       45,890
                                                -------    -------    ---------
                                                $52,057    $88,714    $ 105,365
                                                -------    -------    ---------
                                                -------    -------    ---------


NOTE 4. FINANCING


    Bank financing: The Company has an unsecured bank line of credit arrangement to meet seasonal short-term financing needs with a maximum available of $40,000,000. Interest is charged at the prime interest rate, C.D.-based or LIBOR-based rates, and the agreement expires on May 1, 1995. Subsequent to year end, the Company entered into a $125,000,000 unsecured bank line of credit arrangement to replace such line of credit arrangement. See Note 12.



    Customer financing program: Unrelated finance companies provide floor plan financing to distributors and dealers on the purchase of the Company's products. The amount financed by distributors and dealers under these arrangements at December 31, 1994 and March 31, 1995, was approximately $108,000,000 and $214,000,000, respectively. The Company has agreed to repurchase products repossessed by the finance companies to an annual maximum of 15 percent of the average amounts outstanding during the prior calendar year. The financial exposure under these arrangements is limited to the difference between the amount paid to the finance companies and the amount received on the resale of the repossessed product. No material losses have been incurred under these agreements during the periods presented. As a part of its marketing program, the Company will from time to time pay a specified portion of the floor plan interest expense payable by its distributors and dealers.



    Cash payment for interest amounted to $6,764,000, $8,348,000 and $12,121,000 in 1992, 1993 and 1994, respectively, and $1,536,000 and $4,432,000 for the three months ended March 31, 1994 and 1995, respectively.


NOTE 5. INCOME TAX MATTERS AND CHANGE IN TAX STATUS

    The Partnership was not a taxpaying entity for United States federal and state income tax purposes and its taxable income was passed through to the BAC holders and to the General Partner. The Canadian subsidiary is a corporation which is subject to Canadian federal and provincial income taxes, at a current combined effective rate of 44 percent.


    Pretax income from continuing operations of the Corporation for the three months ended March 31, 1995, was taxed by the following jurisdictions (in thousands):



Domestic.................................................   $18,760
Foreign..................................................     2,112
                                                            -------
                                                            $20,872
                                                            -------
                                                            -------

                            POLARIS INDUSTRIES INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION PERTAINING TO THE THREE-MONTH PERIODS ENDED MARCH 31, 1994 AND 1995
                                 IS UNAUDITED)


NOTE 5. INCOME TAX MATTERS AND CHANGE IN TAX STATUS--(CONTINUED)

    The provision for income taxes charged to operations for the three months ended March 31, 1995, consists of the following (in thousands):



Current:
  U.S. federal............................................   $1,545
  State...................................................      234
  Foreign.................................................    1,153
                                                             ------
                                                              2,932
                                                             ------

Deferred:
  U.S. federal............................................    4,342
  State...................................................      658
  Foreign.................................................     --
                                                             ------
                                                              5,000
                                                             ------
                                                             $7,932
                                                             ------
                                                             ------



    The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the three months ended March 31, 1995, due to the following (in thousands):



Computed "expected" income tax expense....................   $7,306
Increase (decrease) in income taxes resulting from:
  State taxes, net of federal tax benefit.................    1,044
  Lower rates on earnings of foreign operations...........     (209)
  Tax credits.............................................     (209)
                                                             ------
Reported income tax expense...............................   $7,932
                                                             ------
                                                             ------



    A provision has not been made for U.S. or additional foreign taxes on $18,738,000 of undistributed earnings of the Company's Canadian subsidiary. Those earnings have been and will continue to be reinvested. These earnings could become subject to additional tax if they were remitted as dividends, if foreign earnings were lent to the Company, or if the Company should sell its stock in the subsidiary. Management believes that foreign tax credits would largely eliminate any U.S. tax on the dividends.

                            POLARIS INDUSTRIES INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION PERTAINING TO THE THREE-MONTH PERIODS ENDED MARCH 31, 1994 AND 1995
                                 IS UNAUDITED)


NOTE 5. INCOME TAX MATTERS AND CHANGE IN TAX STATUS--(CONTINUED)

    As a result of the Conversion, the Corporation, as a taxable entity, recorded a net deferred tax asset of $65,000,000 with a corresponding credit to income tax expense, for the year ended December 31, 1994. Net deferred tax assets consist of the following components as of December 31, 1994 and March 31, 1995 (in thousands):



                                                                        DECEMBER 31,    MARCH 31,
                                                                            1994          1995
                                                                        ------------    ---------
Current assets:
  Inventories........................................................     $  5,100       $ 2,300
  Accrued expenses...................................................       13,300        12,400
  Compensation payable in common stock...............................        1,600         1,300
                                                                        ------------    ---------
        Total current................................................       20,000        16,000
                                                                        ------------    ---------
Noncurrent assets:
  Cost in excess of net assets of business acquired(a)...............       39,500        39,000
  Property and equipment.............................................        1,700         2,000
  Compensation payable in common stock...............................        3,800         3,000
                                                                        ------------    ---------
        Total noncurrent.............................................       45,000        44,000
                                                                        ------------    ---------
Less valuation allowance.............................................       --             --
                                                                        ------------    ---------
        Total........................................................     $ 65,000       $60,000
                                                                        ------------    ---------
                                                                        ------------    ---------


(a) The Corporation received a step-up in the tax basis of the assets of the Partnership, which resulted in a deferred tax asset. There was no step-up for financial statement purposes.


    The Company made cash payments for income taxes of $1,483,000, $3,227,000 and $4,119,000 in 1992, 1993 and 1994, respectively, and $1,719,000 and
$4,002,000 for the three months ended March 31, 1994 and 1995, respectively.


NOTE 6. EMPLOYEE BENEFIT PLANS

    The Company has various employee benefit plans for management and employees. A summary of these plans follows:

    Bonus and profit sharing plans: A bonus and profit sharing plan has been established with amounts determined annually based upon a predetermined formula. In addition, the Company has an employee retirement savings plan.

    Compensation payable in common stock: The Company has an employee benefit plan which provides for the issuance of rights which convert to shares of common stock as an incentive for management and employees. The rights require no cash payments by the recipients. Of such rights, 900,000 have been reserved for issuance to nonmangement employees (the Employee Plan) and 1,500,000 have been reserved for issuance to middle management and senior management (the Management
Plan). Rights will not be granted after December 31, 1999, and expire January 1, 2003.

    Rights under the Employee Plan are vested when granted. Rights under the Management Plan are earned but contain vesting provisions up to three years and terminate if employment ceases prior to the issuance of the related common stock.

                            POLARIS INDUSTRIES INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION PERTAINING TO THE THREE-MONTH PERIODS ENDED MARCH 31, 1994 AND 1995
                                 IS UNAUDITED)


NOTE 6. EMPLOYEE BENEFIT PLANS--(CONTINUED)

    As of December 31, 1994, 215,500 rights under the Management Plan and 97,000 rights under the Employee Plan, were outstanding as summarized below. As of March 31, 1995, 215,500 rights under the Management Plan and 100,000 rights under the Employee Plan were outstanding as summarized below.



                                                                                           OUTSTANDING
                                                                                             AT END
    PERIOD ENDED                                     GRANTED    CONVERTED     FORFEITED     OF PERIOD
- --------------------------------------------------   -------    ----------    ---------    -----------
December 31, 1992.................................   105,000    (1,205,784)     --           580,022
December 31, 1993.................................   171,594      (433,356)     --           318,260
December 31, 1994.................................   220,597      (226,357)     --           312,500
March 31, 1995....................................   100,000       (97,000)     --           315,500
                                                     -------    ----------       ---       -----------
                                                     -------    ----------       ---       -----------


    The Company records the rights at fair market value on the date of grant and accrues the related compensation expense throughout the year. However, prior to 1993, deferred compensation was recognized for portions of rights granted under the Management Plan, since certain conversion criteria had not been achieved at that date.


    Cash and noncash compensation expense recorded under these employee benefit plans was $15,969,000, $22,538,000 and $37,512,000 for 1992, 1993 and 1994,
respectively, and $5,787,000 and $6,895,000 for the three-month periods ended March 31, 1994 and 1995, respectively. Accrued compensation includes approximately $16,236,000, $28,243,000 and $5,847,000 for certain of these plans at December 31, 1993 and 1994, and March 31, 1995, respectively.



    Subsequent to year end, the Company adopted certain new benefit plans. See
Note 12.


NOTE 7. FOREIGN OPERATIONS


    United States operations include export sales (excluding sales in Canada) of $21,091,000, $27,179,000 and $36,049,000 for 1992, 1993 and 1994, respectively, and $8,209,000 and $13,692,000 for the three-month periods ended March 31, 1994 and 1995, respectively.


    The following data relates to Canadian operations (in thousands of United States dollars):


                                          FOR THE YEARS ENDED DECEMBER      FOR THE THREE MONTHS
                                                       31,                     ENDED MARCH 31,
                                         -------------------------------    ---------------------
                                          1992        1993        1994       1994          1995
                                         -------    --------    --------    -------       -------
Sales.................................   $99,286    $106,664    $129,689    $15,636       $28,216
Operating income......................     6,541       6,887      12,116      1,365         2,308
Identifiable assets...................    16,639      15,248      19,620     14,929        20,066


NOTE 8. COMMITMENTS AND CONTINGENCIES


    Dividends: On January 26, 1995, the Board of Directors of the Company declared a regular dividend of $0.15 per share to holders of record on February 6, 1995, payable on February 15, 1995, and a special cash distribution of $1.92 per share to holders of record on March 17, 1995, payable on April 1, 1995. Management has recommended to the Company's Board of Directors that it establish an initial cash dividend rate of $0.15 per share per quarter and pay two additional special cash distributions, each of $1.92 per share, payable during the third and fourth quarters of 1995. See Note 12.

                            POLARIS INDUSTRIES INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION PERTAINING TO THE THREE-MONTH PERIODS ENDED MARCH 31, 1994 AND 1995
                                 IS UNAUDITED)


NOTE 8. COMMITMENTS AND CONTINGENCIES--(CONTINUED)
Management expects to incur indebtedness of up to $70,000,000 in connection with the payment of the special cash distributions.


    Canadian income tax examination: In 1990, the Canadian income tax authorities proposed certain adjustments, principally relating to the original purchase price allocation to the Canadian subsidiary and transfer pricing matters, for additional income taxes payable by the Company's Canadian subsidiary for 1987 and 1988. The resolution of these proposed adjustments may also affect the Company's Canadian income tax expense for years subsequent to 1988. The Company was informed of the Canadian income tax authorities' intent to initiate an audit of the tax years 1989 through 1991. Management continues to vigorously contest certain of the proposed adjustments. Management does not believe that the outcome of this matter will have a materially adverse impact on the financial position or continuing operations of the Company. Income taxes payable reflected on the accompanying December 31, 1993 and 1994 and March 31, 1995, balance sheets include $6,824,000, $14,265,000 and $15,015,000, respectively, related to certain open tax years in Canada and the United States.



    Product liability: The Company is subject to product liability claims in the normal course of business and has elected not to insure for product liability losses. The estimated costs resulting from any losses are charged to operating expenses when it is probable a loss has been incurred and the amount of the loss is determinable. At December 31, 1993 and 1994 and March 31, 1995, the Company has accrued $3,513,000, $4,957,000, and $5,315,000, respectively, in connection with product liability claims.


    Litigation: The Company is a defendant in lawsuits and subject to claims arising in the normal course of business. While it is not feasible to determine the outcome of any of these cases, it is the opinion of management that their outcomes will not have a material adverse effect on the financial position or operations of the Company.

    Workers' compensation and health benefits: The Company is self-insured for workers' compensation losses and employee health benefits. The costs resulting from any losses are charged to expense when it is probable a loss has been incurred and the amount of the loss is determinable.


    Major supplier: During 1992, 1993 and 1994, purchases totaling 26 percent, and for the three months ended March 31, 1995, purchases totaling 28 percent, of the Company's cost of sales were from a single supplier. The Company has agreed with the supplier to share the impact of fluctuations in the exchange rate between the U.S. dollar and the Japanese yen.



    Derivative financial instruments: The Company enters into foreign exchange contracts to hedge certain of its purchase commitments denominated in foreign currencies and transfers of funds from its Canadian subsidiary. The purpose of the Company's foreign exchange contracts is to protect it from the risk that the eventual dollar cash flows resulting from the purchase commitments and transfers of funds from its Canadian subsidiary will be adversely affected by changes in exchange rates. At December 31, 1994, the Company had no open foreign exchange contracts. At March 31, 1995, the Company had contracts maturing to July 26, 1995, to purchase US$61,600,000 of yen and contracts maturing to December 29, 1995 to sell US$52,428,000 of Canadian dollars.



    Letters of credit: At December 31, 1994 and March 31, 1995, the Company has open letters of credit totaling approximately $15,500,000 and $18,200,000, respectively. The amounts outstanding are reduced as inventory purchases pertaining to the contracts are received.

                            POLARIS INDUSTRIES INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION PERTAINING TO THE THREE-MONTH PERIODS ENDED MARCH 31, 1994 AND 1995
                                 IS UNAUDITED)


NOTE 8. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

    Leases: The Company leases warehouse and office space from a partnership controlled by certain directors under an operating lease agreement expiring in 1997. The lease requires payments of $458,000 annually plus other costs. In addition, the Company leases other buildings and equipment from unrelated parties under noncancelable operating leases. Total rent expense under all lease agreements was $1,564,000, $1,643,000 and $1,570,000 for 1992, 1993 and 1994,
respectively and $423,000 and $566,000 for the three months ended March 31, 1994 and 1995, respectively. Future minimum payments, exclusive of other costs, required under noncancelable operating leases at December 31, 1994, total $1,797,000 cumulatively through 1998.



NOTE 9. ROBIN MANUFACTURING U.S.A., INC.



    Subsequent to year end, the Company entered into an agreement with Fuji Heavy Industries Ltd. to form Robin Manufacturing U.S.A., Inc. (Robin). Under the agreement, the Company will initially invest $800,000 for a 40 percent ownership position in Robin. Robin will build engines in the United States for recreational and industrial products.


NOTE 10. PRO FORMA INFORMATION

    Pro forma information is presented to assist in comparing the continuing results of operations of the Company for 1992, 1993 and 1994 exclusive of the Conversion costs and as if the Company was a taxable corporation for these years. The pro forma provision for income taxes has been calculated at a rate of 38 percent, which reflects a combined federal and state statutory rate, net of related research and development credits and foreign sales corporation benefits. The weighted average number of BACs and BAC equivalents has been retroactively adjusted to reflect the issuance of an equal number of shares of common stock to the Partnership's Limited Partners in exchange for the number of BACs outstanding and the issuance of 2,100,243 shares of common stock to the affiliates of the General Partner in exchange for the general partnership interests.

                            POLARIS INDUSTRIES INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION PERTAINING TO THE THREE-MONTH PERIODS ENDED MARCH 31, 1994 AND 1995
                                 IS UNAUDITED)


NOTE 11. QUARTERLY FINANCIAL DATA (UNAUDITED) (IN THOUSANDS, EXCEPT PER SHARE
DATA)

                                                                                           PRO FORMA
                                                                             PRO FORMA     NET INCOME
                                                      GROSS        NET       NET INCOME    PER SHARE
                                          SALES       PROFIT      INCOME     (NOTE 10)     (NOTE 10)
                                         --------    --------    --------    ----------    ----------
1992:
  First Quarter.......................   $ 70,227    $ 15,613    $  2,133     $  1,642       $  .09
  Second Quarter......................     85,467      22,293       6,181        4,441          .25
  Third Quarter.......................    121,548      36,343      15,850       10,815          .60
  Fourth Quarter......................    106,576      30,677      10,537        7,704          .43
                                         --------    --------    --------    ----------
  Totals..............................   $383,818    $104,926    $ 34,701     $ 24,602       $ 1.37
                                         --------    --------    --------    ----------       -----
                                         --------    --------    --------    ----------       -----
1993:
  First Quarter.......................   $107,115    $ 23,264    $  6,138     $  4,703       $  .26
  Second Quarter......................    111,235      26,996       6,542        4,702          .26
  Third Quarter.......................    166,803      43,044      18,762       12,907          .70
  Fourth Quarter......................    142,858      36,983      14,371       10,715          .59
                                         --------    --------    --------    ----------
  Totals..............................   $528,011    $130,287    $ 45,813     $ 33,027       $ 1.81
                                         --------    --------    --------    ----------       -----
                                         --------    --------    --------    ----------       -----
1994:
  First Quarter.......................   $145,471    $ 27,858    $  8,566     $  6,144       $  .33
  Second Quarter......................    180,884      34,252      10,542        7,348          .40
  Third Quarter.......................    258,370      63,673      31,503       21,611         1.18
  Fourth Quarter......................    241,561      57,500      78,339       19,600         1.06
                                         --------    --------    --------    ----------
  Totals..............................   $826,286    $183,283    $128,950     $ 54,703       $ 2.97
                                         --------    --------    --------    ----------       -----
                                         --------    --------    --------    ----------       -----


NOTE 12. SUBSEQUENT EVENTS



    Bank financing: On May 8, 1995, the Company entered into a $125,000,000 unsecured bank line of credit arrangement to meet seasonal short-term financing needs with a maximum availability of $125,000,000. Interest is charged at a LIBOR-based interest rate plus an applicable margin or at a reference rate determined from time to time by First Bank National Association, and the agreement expires on March 31, 1998. Pursuant to the bank line of credit agreement, the Company has agreed to certain financial, operating and reporting covenants.



    Dividends: On April 18, 1995, the Board of Directors of the Company declared a regular dividend of $0.15 per share, payable on May 15, 1995 to holders of record on May 3, 1995. On May 10, 1995, the Board of Directors of the Company declared a regular dividend of $0.15 per share, payable on August 15, 1995, to holders of record on August 3, 1995 and a special cash distribution of $1.92 per share payable on July 5, 1995 to holders of record on June 9, 1995.



    Employee benefit plans: On May 10, 1995, the Company's shareholders approved a new stock option plan, a deferred compensation plan for directors and an employee stock purchase plan. A summary of these plans follows:



    . Stock option plan--The stock option plan provides for the issuance of stock option awards as an incentive for management and employees. The maximum number of shares of common stock allocated to the stock option plan is 900,000 shares. The exercise price for a stock option must be at least equal to the fair market value of the common stock at the time of awarding of the stock option. The options will be subject to restrictions on exercise, such as exercise in periodic

                            POLARIS INDUSTRIES INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION PERTAINING TO THE THREE-MONTH PERIODS ENDED MARCH 31, 1994 AND 1995
                                 IS UNAUDITED)



NOTE 12. SUBSEQUENT EVENTS--(CONTINUED)


     installments or upon attainment of specified performance criteria. The stock option plan will remain effective until March 15, 2005, unless terminated earlier by the board of directors.



    . Deferred compensation plan for directors--Under the deferred compensation plan, directors who are not officers or employees of the Company (Outside Directors) will receive quarterly awards of Common Stock Equivalents having a fair market value of $1,250 and can elect to convert all or a portion of their cash directors' fees into Common Stock Equivalents. Common Stock Equivalents will be converted to common shares when an Outside Director's board service ends. A maximum of 50,000 shares of common stock will be available for issuance under the deferred compensation plan which will remain effective until May 10, 2005, unless terminated earlier by the board of directors.



    . Employee stock purchase plan--Under the stock purchase plan, options to purchase up to an aggregate of 500,000 shares of common stock may be granted to eligible employees. Employees of the Company, other than executive officers, who are regularly scheduled to work more than 20 hours per week will be eligible to participate in the stock purchase plan after completing six months of employment. The purchase price will be an amount equal to 85% of the averages of the closing prices per share of common stock on the New York Stock Exchange as of the first and last days of the month. Unexercised purchase options granted to a participant terminate upon termination of employment. The effective date of the stock purchase plan is January 1, 1997 or such earlier date as the board of directors may determine. The plan may be terminated at any time.



    On May 10, 1995, options with respect to 169,700 shares of common stock were granted under the stock option plan. Such options are exercisable on or after May 10, 1998.

- ---------------------------------------- ---------------------------------------
- ---------------------------------------- ---------------------------------------

    NO DEALER, SALESPERSON OR OTHER
INDIVIDUAL HAS BEEN AUTHORIZED TO
GIVE ANY INFORMATION OR TO MAKE ANY                  1,100,000 SHARES
REPRESENTATIONS OTHER THAN THOSE
CONTAINED OR INCORPORATED BY
REFERENCE IN THIS PROSPECTUS, AND,
IF GIVEN OR MADE, SUCH INFORMATION OR                    POLARIS
REPRESENTATIONS MUST NOT BE RELIED                   INDUSTRIES INC.
UPON AS HAVING BEEN AUTHORIZED BY
THE COMPANY OR ANY UNDERWRITER. THIS
PROSPECTUS DOES NOT CONSTITUTE AN
OFFER TO SELL, OR A SOLICITATION OF                    COMMON STOCK
AN OFFER TO BUY, THE COMMON STOCK
IN ANY JURISDICTION WHERE, OR TO
ANY PERSON TO WHOM, IT IS UNLAWFUL
TO MAKE SUCH OFFER OR SOLICITATION.
NEITHER THE DELIVERY OF THIS PROSPECTUS
NOR ANY SALE MADE HEREUNDER SHALL,
UNDER ANY CIRCUMSTANCES, CREATE AN
IMPLICATION THAT THERE HAS NOT BEEN
ANY CHANGE IN THE FACTS SET FORTH IN
THIS PROSPECTUS OR IN THE AFFAIRS OF
THE COMPANY SINCE THE DATE HEREOF.

         -------------------

          TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information................     2             -----------------
Incorporation of Certain Information                       PROSPECTUS
  by Reference.......................     2                June 21, 1995
Prospectus Summary...................     3              ---------------
Risk Factors.........................     7
The Company..........................    10
Market Prices........................    11
Dividends............................    12
Proceeds of Offering.................    13
Capitalization.......................    13
Selected Historical and Pro Forma
  Financial Data.....................    14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations (Historical and Pro                       LEHMAN BROTHERS
  Forma).............................    16
Business.............................    22
Management...........................    29             GOLDMAN, SACHS & CO.
Security Ownership of Directors,
  Officers and Selling
  Shareholders.......................    36              PIPER JAFFRAY INC.
Shares Eligible for Future Sale......    37
Description of Capital Stock.........    38
Sale of Shares to Fuji...............    40
Underwriting.........................    41
Legal Matters........................    42
Experts..............................    42
Index to Financial Statements........   F-1



- ---------------------------------------- ---------------------------------------
- ---------------------------------------- ---------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


Registration Fee...............................................   $29,491 *
NASD Filing Fee................................................     9,053 *
Printing and Engraving Expenses (estimate).....................   125,000 *
Legal Fees and Expenses (estimate).............................   200,000 *
Accounting Fees and Expenses (estimate)........................    85,000 *
Blue Sky Fees and Expenses (estimate)..........................    10,000 *
Miscellaneous (estimate).......................................     1,500 *
                                                                  ----------
Total (estimate)...............................................  $460,044
                                                                  ----------
                                                                  ----------


- ------------

* To be borne by selling shareholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company is required by Minnesota law to indemnify all officers and directors of the Company for expenses and liabilities (including attorneys' fees) incurred as the result of proceedings against them in connection with their capacities as officers or directors. In order to be entitled to indemnification with respect to a purported act or omission, an officer or director must (i) have acted in good faith, (ii) have received no improper personal benefit, (iii) in the case of a criminal proceeding, have had no reasonable cause to believe the conduct to be unlawful, and (iv) reasonably believed that the conduct was in the best interests of the Company.

ITEM 16. EXHIBITS


EXHIBIT
  NO.                                         DESCRIPTION
- -------   ------------------------------------------------------------------------------------
   1.1*   --Form of Underwriting Agreement.
   4.1*   --Stock certificate.
   5.1    --Opinion of Kaplan, Strangis and Kaplan, P.A. regarding the legality of the shares of Common Stock being registered.
  23.1    --Consent of McGladrey & Pullen, LLP, independent public accountants.
  23.2    --Consent of Kaplan, Strangis and Kaplan, P.A. (included in their opinion filed as
            Exhibit 5.1).
  24.1*   --Power of Attorney.


- ------------

* Previously Filed.


ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The registrant hereby undertakes:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MINNEAPOLIS, STATE OF MINNESOTA ON JUNE 21, 1995.


                                          POLARIS INDUSTRIES INC.
                                          By    /s/ W. HALL WENDEL, JR.
                                             ...................................
                                             Name: W. Hall Wendel, Jr.
                                            Title:  Chairman of the Board and
                                                    Chief Executive Officer


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON JUNE 21, 1995.




                 SIGNATURES                                        TITLE
- ---------------------------------------------  ---------------------------------------------

           /s/ W. HALL WENDEL, JR.             Chairman of the Board, Chief Executive
 .............................................    Officer and Director (Principal Executive
             W. Hall Wendel, Jr.                 Officer)

            /s/ KENNETH D. LARSON              President, Chief Operating Officer and
 .............................................    Director
              Kenneth D. Larson

            /s/ JOHN H. GRUNEWALD              Executive Vice President, Chief Financial
 .............................................    Officer and Secretary (Principal Financial
              John H. Grunewald                  and Accounting Officer)

                      *                        Director
 .............................................
              Beverly F. Dolan

                      *                        Director
 .............................................
                Robert S. Moe

                      *                        Director
 .............................................
              Stephen G. Shank

                      *                        Director
 .............................................
              Gregory R. Palen

                      *                        Director
 .............................................
              Andris A. Baltins

*By:       /s/ JOHN H. GRUNEWALD
      .......................................
      John H. Grunewald, Attorney-in-Fact



* John H. Grunewald pursuant to a Power of Attorney executed by each of the directors listed above whose name is marked by an "*" and filed as an exhibit hereto does hereby sign and execute this registration statement on behalf of such directors.

                                 EXHIBIT INDEX



EXHIBIT
  NO.                                      DESCRIPTION                                     PAGE
- -------   ------------------------------------------------------------------------------   ----
   5.1    --Opinion of Kaplan, Strangis and Kaplan, P.A. regarding the legality of the shares of Common Stock being registered.
  23.1    --Consent of McGladrey & Pullen, LLP, independent public accountants.
  23.2    --Consent of Kaplan, Strangis and Kaplan, P.A. (included in their opinion filed as Exhibit 5.1).
